UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 1, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Fourth Quarter 2021 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Fourth quarter 2021 report

Corporate calendar UBS Group AG

Publication of the Annual Report 2021:                                Monday, 7 March 2022

Publication of the Sustainability Report 2021:                        Friday, 11 March 2022

Annual General Meeting 2022 (webcast):                             Wednesday, 6 April 2022

Publication of the first quarter 2022 report:                           Tuesday, 26 April 2022

Publication of the second quarter 2022 report:                      Tuesday, 26 July 2022

Corporate calendar UBS AG

Publication of the Annual Report 2021:                                Monday, 7 March 2022

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

	1.	UBS Group
	4	Recent developments
	7	Group performance

	2.	UBS business divisions and Group Functions
	14	Global Wealth Management
	17	Personal & Corporate Banking
	20	Asset Management
	22	Investment Bank
	24	Group Functions
	25	Selected financial information of our business divisions and Group Functions

	3.	Risk, capital, liquidity and funding, and balance sheet
	29	Risk management and control
	35	Capital management
	47	Liquidity and funding management
	48	Balance sheet and off-balance sheet
	51	Share information and earnings per share

	4.	Consolidated financial information
	54	UBS Group AG interim consolidated financial information (unaudited)
	63	UBS AG interim consolidated financial information (unaudited)

Appendix

	68	Alternative performance measures
	71	Abbreviations frequently used in our financial reports
	73	Information sources
	74	Cautionary statement

Contacts

Switchboards

For all general inquiries
ubs.com/contact

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London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles
inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US
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Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint Publisher: UBS Group AG, Zurich, Switzerland | ubs.com Language: English © UBS 2022. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Fourth quarter 2021 report

Our key figures

	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20
Group results
Operating income	8,732	9,128	8,117	35,542	32,390
Operating expenses	7,003	6,264	6,132	26,058	24,235
Operating profit / (loss) before tax	1,729	2,865	1,985	9,484	8,155
Net profit / (loss) attributable to shareholders	1,348	2,279	1,636	7,457	6,557
Diluted earnings per share (USD)[1]	0.38	0.63	0.44	2.06	1.77
Profitability and growth[2]
Return on equity (%)	8.9	15.3	11.0	12.6	11.3
Return on tangible equity (%)	10.0	17.2	12.4	14.1	12.8
Return on common equity tier 1 capital (%)	11.9	20.8	16.8	17.5	17.4
Return on risk-weighted assets, gross (%)	11.5	12.2	11.4	12.0	11.7
Return on leverage ratio denominator, gross (%)[3]	3.3	3.5	3.2	3.4	3.4
Cost / income ratio (%)	80.5	68.7	74.9	73.6	73.3
Effective tax rate (%)	21.4	20.1	17.2	21.1	19.4
Net profit growth (%)	(17.6)	8.9	126.7	13.7	52.3
Resources[2]
Total assets	1,117,182	1,088,773	1,125,765	1,117,182	1,125,765
Equity attributable to shareholders	60,662	60,219	59,445	60,662	59,445
Common equity tier 1 capital[4]	45,281	45,022	39,890	45,281	39,890
Risk-weighted assets[4]	302,209	302,426	289,101	302,209	289,101
Common equity tier 1 capital ratio (%)[4]	15.0	14.9	13.8	15.0	13.8
Going concern capital ratio (%)[4]	20.0	20.0	19.4	20.0	19.4
Total loss-absorbing capacity ratio (%)[4]	34.7	34.0	35.2	34.7	35.2
Leverage ratio denominator[3,4]	1,068,862	1,044,916	1,037,150	1,068,862	1,037,150
Common equity tier 1 leverage ratio (%)[3,4]	4.24	4.31	3.85	4.24	3.85
Going concern leverage ratio (%)[3,4]	5.7	5.8	5.4	5.7	5.4
Total loss-absorbing capacity leverage ratio (%)[4]	9.8	9.8	9.8	9.8	9.8
Liquidity coverage ratio (%)[5]	155	157	152	155	152
Net stable funding ratio (%)[5]	119	118	119	119	119
Other
Invested assets (USD billion)[6]	4,596	4,432	4,187	4,596	4,187
Personnel (full-time equivalents)	71,385	71,427	71,551	71,385	71,551
Market capitalization[1]	61,230	55,423	50,013	61,230	50,013
Total book value per share (USD)[1]	17.84	17.48	16.74	17.84	16.74
Total book value per share (CHF)[1]	16.27	16.30	14.82	16.27	14.82
Tangible book value per share (USD)[1]	15.97	15.62	14.91	15.97	14.91
Tangible book value per share (CHF)[1]	14.56	14.57	13.21	14.56	13.21

1 Refer to the “Share information and earnings per share” section of this report for more information.    2 Refer to the “Performance targets and capital guidance” section of our Annual Report 2020 for more information about our performance targets.    3 Leverage ratio denominators and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Prior to 30 September 2021 “Net stable funding ratio” is based on estimated pro forma reporting. Refer to the “Liquidity and funding management” section of this report for more information.    6 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Recent developments

Recent developments

Strategy update

Updated targets and aspirations

Reflecting our improved operating performance over the last two years, we have updated our financial targets. We aim to deliver:

–     15–18% return on common equity tier 1 (CET1) capital

–     70–73% cost / income ratio, and

–     10–15% profit before tax growth in Global Wealth Management over the cycle.

Our capital guidance remains unchanged. We intend to operate with a CET1 capital ratio of around 13% and a CET1 leverage ratio of greater than 3.7%. The Investment Bank is expected to represent up to one-third of Group risk-weighted assets (RWA) and liquidity ratio denominator (LRD).

We have also outlined selected commercial and environmental, social and governance (ESG) aspirations that support those targets. These aspirations include business growth as measured by net new fee-generating assets, our net-zero ambitions, and increasing the volume of sustainability-focus and impact invested assets.

Acquisition of Wealthfront

On 26 January 2022, UBS entered into an agreement to acquire Wealthfront, an industry-leading, digital wealth management provider, for a cash consideration of USD 1.4 billion. This acquisition is aligned with our growth strategy in the Americas, will broaden our reach among affluent investors and add a new digital-first offering increasing our distribution capabilities. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2022. Upon closing of the transaction, UBS Group’s CET1 capital ratio is expected to decrease approximately 0.4 percentage points, mainly due to the deduction of newly recognized goodwill and intangible assets from CET1 capital.

Capital returns

For 2021, the Board of Directors intends to propose a dividend to UBS Group AG shareholders of USD 0.50 per share. Subject to approval at the Annual General Meeting (the AGM), scheduled to be held by webcast on 6 April 2022, the dividend will be paid on 14 April 2022 to shareholders of record on 13 April 2022. The ex-dividend date will be 12 April 2022.

In 2021, we bought back USD 2.6 billion of our shares. The USD 112 million of shares repurchased under the 2018–2021 repurchase program have already been canceled, as approved by shareholders at the 2021 AGM. The USD 2.5 billion of shares repurchased under the 2021–2024 repurchase program are also intended to be canceled by means of a capital reduction, pending approval by shareholders at the 2022 AGM. Looking ahead, we intend to commence a new 2022–2024 repurchase program of up to USD 6 billion and expect to execute up to USD 5 billion of repurchases under both the existing 2021–2024 repurchase program and the new program by the end of 2022.

Regulatory and legal developments

Climate-related legal developments

In November 2021, the Swiss Federal Council published several recommendations to increase transparency regarding climate-related information and reporting in the Swiss financial center, including that: i) financial market participants use comparable and meaningful climate compatibility indicators to create transparency for all financial products and client portfolios; and ii) the financial sector joins international net-zero alliances. UBS has joined the Glasgow Financial Alliance for Net Zero (GFANZ) and is participating in an industry-wide working group led by the Swiss Federal Department of Finance (the FDF) to develop climate compatibility indicators. The Swiss Federal Council has also instructed the FDF to work with the Department of the Environment, Transport, Energy and Communications (DETEC) and the Swiss Financial Market Supervisory Authority (FINMA) to jointly assess, by the end of 2022, whether any changes to financial market rules may help avoid greenwashing, and, if necessary, to propose binding guidelines.

In November 2021, FINMA issued guidance on preventing and combating greenwashing in the context of sustainability-related collective investment schemes. The guidance sets out FINMA’s expectations regarding: the advertised sustainability characteristics in fund documents of respective Swiss collective investment schemes; the appropriate organizational structures of institutions that manage sustainability-related Swiss or foreign collective investment schemes; and the integration of ESG considerations into the process of advising clients.

In November 2021, the Swiss Environmental Commission of the Council of States agreed to start work on an indirect counterproposal to the “Glacier Initiative.” Both the original initiative and the counterproposal aim to embed in national law a net-zero target to be achieved by 2050. The Environmental Commission of the National Council will formulate a draft in early 2022, but the public vote will not take place before 2023.

In December 2021, the Swiss Federal Council opened the consultation on the revised CO2 Act following its rejection in a public vote earlier in 2021. The new proposal contains measures to reduce carbon emissions for the period from 2025 to 2030 and mandates FINMA and the Swiss National Bank (the SNB) to report on climate-related financial risks.

Revision of the Swiss Liquidity Ordinance

In September 2021, the FDF had launched a consultation on proposed revisions to the Swiss Liquidity Ordinance, with the aim of strengthening the resilience of systemically important banks in Switzerland. As proposed, the revisions would increase the regulatory minimum liquidity requirements for systemically important banks, including UBS. The final rule is expected to be published later this year.

Reactivation of the Swiss countercyclical buffer

In January 2022, the Swiss Federal Council decided, at the request of the SNB, to reactivate the countercyclical capital buffer, at a maximum level of 2.5% on risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland. This is expected to increase our CET1 capital requirement by approximately 30 basis points. The reactivated countercyclical capital buffer will become effective on 30 September 2022.

Revision of the Swiss Banking Act

In December 2021, the Swiss Parliament adopted a revision of the Banking Act. The legislative amendment aims to strengthen depositor protection and promote system stability by reducing the time needed to pay out protected deposits through the depositor protection scheme in the event a bank enters bankruptcy. It will also require banks to deposit 50% of the contribution obligations to the scheme in securities or Swiss francs, among other measures. The FDF, FINMA and the SNB consider the current revision to meet the relevant Basel Committee on Banking Supervision (BCBS) standards. The revised Banking Act will enter into force at the beginning of 2023. We expect moderate additional costs for all Switzerland-based Group entities that are within the scope of the revision.

Revision of Swiss withholding tax

In December 2021, the Swiss Parliament adopted legislation that will abolish the withholding tax on bond interest payments (for bonds issued from the beginning of 2023 onward) and will eliminate the securities transfer stamp tax on domestic bonds. However, the withholding tax on interest paid on bank deposits of natural persons with tax domicile in Switzerland is maintained. The reform intends to strengthen the debt capital market in Switzerland, and is expected to take effect in 2023, subject to an optional referendum.

Protection of the Swiss stock exchange infrastructure

In November 2021, the Swiss Federal Council decided to extend the existing measure protecting the Swiss stock exchange infrastructure (which was due to expire on 31 December 2021) until 31 December 2025 and to open a consultation on incorporating this measure into the Financial Market Infrastructure Act. In the absence of mutual recognition of equivalence by both Swiss and EU authorities, the measure requires EU investment firms to trade Swiss equities on Swiss stock exchanges. UBS had previously adjusted its internal processes to reflect this measure.

OECD corporate tax reform

In October 2021, the G20 endorsed the final political agreement on the two-pillar solution reached by the OECD / G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS). The two-pillar solution consists of Pillar 1, which provides taxing rights to the market jurisdiction from where the profits are derived, and Pillar 2, which introduces a minimum corporate tax rate of 15%. The G20 called for all the rules to come into effect at a global level by 2024, with some to be implemented in 2023. At the time of publication in October 2021, 137 of the 141 members of the Framework had agreed to the reform and planned to incorporate the new rules into their respective national legislation, including Switzerland. As financial services are expected to be out of scope of Pillar 1, UBS will primarily be affected by Pillar 2. The impact of the reform on UBS will depend on implementation by the countries that agreed to the reform.

In January 2022, the Swiss Federal Council presented the key aspects of the implementation in Switzerland. The relevant changes will require a constitutional amendment, which triggers a mandatory referendum. The government aims to implement the minimum tax rate as of 1 January 2024.

EU banking legislative package

In October 2021, the European Commission published a legislative proposal to amend the EU’s prudential framework for banks to implement the remaining elements of Basel III and revised rules on resolution. UBS Europe SE will be subject to the revised requirements.

In addition, the proposal, which may be adjusted in the political process and is expected to be finalized by the end of 2023, includes a requirement that certain banking and investment services be provided through a branch in the EU. UBS Group entities currently provide such services in the EU on a cross-border basis. UBS will assess the final requirements to determine whether changes are required ahead of the new framework entering into force, which is anticipated to be by 2025.

Developments related to the transition away from LIBOR

In December 2021, the Financial Conduct Authority (the FCA) confirmed that for all legacy London Interbank Offered Rate (LIBOR) contracts, other than cleared derivatives, it will allow the temporary use of synthetic pound sterling and Japanese yen LIBOR rates, if such contracts were not changed on, or prior to, 31 December 2021 in a manner that allowed the rate to transition to an alternative reference rate. Such synthetic rates will not be available for use in any new contracts. As a result of this limited continued use, the FCA requires the publication of one-, three- and six-month LIBOR rates for pound sterling and Japanese yen on a synthetic basis until the end of 2022, to allow more time to complete transition and avoid market disruption. In accordance with regulatory guidance, UBS has limited any new LIBOR activity from 1 January 2022.

US swap-dealer registration

In October 2021, FINMA and the US Securities and Exchange Commission (the SEC) finalized a memorandum of understanding relating to cooperation in oversight of Swiss entities registered under the SEC’s security-based swaps regulations. The SEC also published a substituted compliance order modifying the application of certain of its regulations for Swiss security-based swap dealers. Under SEC regulations, UBS AG has been registered as a security-based swap dealer since 1 November 2021.

Recent developments

Other developments

French investigations regarding cross-border wealth management businesses

On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud relating to the bank’s cross-border business activities in France between 2004 and 2012. The court also found UBS (France) SA guilty of the aiding and abetting of unlawful solicitation, but acquitted it of charges of aggravated laundering of the proceeds of tax fraud. The court ordered UBS AG to pay a fine of EUR 3.75 million, a confiscation of EUR 1 billion, and awarded civil damages to the French state of EUR 800 million. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. Our balance sheet as of 31 December 2021 reflected provisions with respect to this matter in an amount of EUR 1.1 billion (USD 1.252 billion as of 31 December 2021). We expect to reflect additional operational risk RWA in the first quarter of 2022 with a potential single-digit billion RWA impact.

›    Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Changes to the Board of Directors

On 20 November 2021, the Board of Directors of UBS Group AG announced that it intends to nominate Colm Kelleher as the new Chairman and Lukas Gähwiler as the new Vice Chairman for election to the Board at the AGM on 6 April 2022. If elected, Colm Kelleher will succeed Axel A. Weber, who will have reached the maximum term limit after ten years in office and will thus not stand for re-election.

Change of Group Chief Financial Officer

As announced on 1 December 2021, Sarah Youngwood will join UBS’s Group Executive Board at the beginning of March 2022. She will succeed Kirt Gardner, who is retiring from the firm, and will take over as Group Chief Financial Officer in May 2022.

Sale of UBS Swiss Financial Advisers AG

In December 2021, we signed an agreement to sell our wholly owned subsidiary UBS Swiss Financial Advisers AG (SFA) to Vontobel. SFA is a Switzerland-based SEC-registered investment advisor and FINMA-licensed securities firm that offers US clients tailored investment solutions. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close in the third quarter of 2022.

We do not expect a material effect on UBS’s profit or loss upon the closing of the transaction.

Group performance

Income statement
	For the quarter ended			% change from		For the year ended
USD million	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20
Net interest income	1,770	1,693	1,622	5	9	6,705	5,862
Other net income from financial instruments measured at fair value through profit or loss	1,365	1,697	1,453	(20)	(6)	5,850	6,960
Credit loss (expense) / release	27	14	(66)	100		148	(694)
Fee and commission income	6,042	6,119	5,543	(1)	9	24,372	20,961
Fee and commission expense	(513)	(510)	(459)	1	12	(1,985)	(1,775)
Net fee and commission income	5,529	5,610	5,084	(1)	9	22,387	19,186
Other income	40	115	24	(65)	64	452	1,076
Total operating income	8,732	9,128	8,117	(4)	8	35,542	32,390
Personnel expenses	4,216	4,598	3,989	(8)	6	18,387	17,224
General and administrative expenses	2,212	1,148	1,515	93	46	5,553	4,885
Depreciation, amortization and impairment of non-financial assets	574	518	627	11	(8)	2,118	2,126
Total operating expenses	7,003	6,264	6,132	12	14	26,058	24,235
Operating profit / (loss) before tax	1,729	2,865	1,985	(40)	(13)	9,484	8,155
Tax expense / (benefit)	370	576	341	(36)	9	1,998	1,583
Net profit / (loss)	1,359	2,289	1,645	(41)	(17)	7,486	6,572
Net profit / (loss) attributable to non-controlling interests	11	9	9	18	26	29	15
Net profit / (loss) attributable to shareholders	1,348	2,279	1,636	(41)	(18)	7,457	6,557

Comprehensive income
Total comprehensive income	1,178	1,678	1,728	(30)	(32)	5,119	8,312
Total comprehensive income attributable to non-controlling interests	7	(5)	27		(73)	13	36
Total comprehensive income attributable to shareholders	1,171	1,683	1,701	(30)	(31)	5,106	8,276

Group performance

Results: 4Q21 vs 4Q20

Profit before tax decreased by USD 256 million, or 13%, to USD 1,729 million, reflecting higher operating expenses, partly offset by higher operating income. Operating expenses increased by USD 871 million, or 14%, to USD 7,003 million, mainly reflecting a USD 697 million increase in general and administrative expenses, largely driven by an increase in litigation provisions for the French cross-border matter, and USD 227 million higher personnel expenses. Operating income increased by USD 615 million, or 8%, to USD 8,732 million, mainly reflecting USD 445 million higher net fee and commission income. Net credit loss releases were USD 27 million, compared with net credit loss expenses of USD 66 million in the prior-year quarter.

Operating income: 4Q21 vs 4Q20

Total operating income increased by USD 615 million, or 8%, to USD 8,732 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 61 million to USD 3,136 million.

Global Wealth Management increased by USD 131 million to USD 1,357 million, mainly driven by higher net interest income from loans and deposits, reflecting increases in volumes.

The Investment Bank increased by USD 86 million to USD 1,253 million, mainly reflecting USD 67 million higher net income in Financing, largely driven by capital market financing products, reflecting increased swap activity, and USD 30 million higher net income in Global Banking, mainly due to the Capital Markets business.

Personal & Corporate Banking increased by USD 56 million to USD 656 million, largely reflecting higher net interest income, driven by proactive deposit management.

Group Functions decreased by USD 212 million, from positive income of USD 83 million to negative income of USD 129 million. This was mainly due to the Group Treasury result of negative USD 114 million, compared with positive USD 4 million in the prior-year quarter, mainly due to the net effects related to accounting asymmetries, including hedge accounting ineffectiveness, and USD 122 million lower valuation gains on auction rate securities in Non-core and Legacy Portfolio.

Net fee and commission income

Net fee and commission income increased by USD 445 million to USD 5,529 million.

Fees for portfolio management and related services increased by USD 390 million to USD 2,535 million, predominantly driven by Global Wealth Management, reflecting higher average fee-generating assets, due to positive market performance and net new fee-generating assets.

Investment fund fees increased by USD 47 million to USD 1,520 million, mainly driven by Global Wealth Management, largely due to higher average fee-generating assets, partly offset by Asset Management, reflecting lower performance fees compared with the particularly high levels in the prior-year quarter, partly offset by higher management fees on a higher average invested asset base, reflecting net new money generation and a constructive market backdrop.

Credit loss expense / release

Total net credit loss releases were USD 27 million, compared with net credit loss expenses of USD 66 million in the prior-year quarter, reflecting net expenses of USD 1 million related to stage 1 and 2 positions and net releases of USD 28 million related to credit-impaired (stage 3) positions.

The stage 3 net credit loss releases of USD 28 million included USD 14 million net releases in the Investment Bank and USD 14 million net releases in Personal & Corporate Banking, across various corporate lending positions.

During the fourth quarter of 2021, the scenarios applied were not subject to significant revisions and scenario weights were kept constant, given the continued levels of heightened uncertainty and the absence of a material change in macroeconomic factors. Expected credit loss allowances and provisions, and the stage 1 and 2 coverage ratios, were substantially unchanged from those at the end of the third quarter. The post-model adjustment for stages 1 and 2 allowances and provisions increased slightly to USD 224 million from USD 219 million.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.12.21
Stages 1 and 2	2	(4)	0	2	0	(1)
Stage 3	1	14	(1)	14	0	28
Total credit loss (expense) / release	2	10	(1)	16	0	27

For the quarter ended 30.9.21
Stages 1 and 2	9	(1)	0	2	0	11
Stage 3	2	8	0	(7)	0	3
Total credit loss (expense) / release	11	7	0	(5)	0	14

For the quarter ended 31.12.20
Stages 1 and 2	8	7	0	18	0	33
Stage 3	(1)	15	0	(108)	(4)	(99)
Total credit loss (expense) / release	7	22	0	(91)	(5)	(66)

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the year ended 31.12.21
Stages 1 and 2	28	62	0	34	0	123
Stage 3	1	24	(1)	0	0	25
Total credit loss (expense) / release	29	86	(1)	34	0	148

For the year ended 31.12.20
Stages 1 and 2	(48)	(129)	0	(88)	0	(266)
Stage 3	(40)	(128)	(2)	(217)	(42)	(429)
Total credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(694)

Group performance

Operating expenses: 4Q21 vs 4Q20

Operating expenses increased by USD 871 million, or 14%, to USD 7,003 million.

Personnel expenses

Personnel expenses increased by USD 227 million to USD 4,216 million, mainly reflecting USD 192 million higher financial advisor compensation, due to an increase in compensable revenues, and restructuring expenses of USD 57 million, compared with zero in the prior-year quarter, as a result of continued actions to achieve cost efficiencies.

General and administrative expenses

General and administrative expenses increased by USD 697 million to USD 2,212 million, mainly driven by a USD 740 million (EUR 650 million) increase in litigation provisions for the French cross-border matter.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›    Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2020 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation, amortization and impairment of non-financial assets decreased by USD 53 million to USD 574 million, mainly resulting from lower impairment expenses on internally generated software.

Operating expenses
	For the quarter ended			% change from		For the year ended
USD million	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20
Personnel expenses	4,216	4,598	3,989	(8)	6	18,387	17,224
of which: salaries and variable compensation	2,283	2,659	2,247	(14)	2	10,758	10,452
of which: financial advisor compensation [1]	1,269	1,239	1,077	2	18	4,860	4,091
of which: other personnel expenses [2]	665	700	665	(5)	0	2,768	2,680
General and administrative expenses	2,212	1,148	1,515	93	46	5,553	4,885
of which: net expenses for litigation, regulatory and similar matters	826	12	148		458	911	197
of which: other general and administrative expenses	1,386	1,136	1,367	22	1	4,642	4,688
Depreciation, amortization and impairment of non-financial assets	574	518	627	11	(8)	2,118	2,126
Total operating expenses	7,003	6,264	6,132	12	14	26,058	24,235

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, and post-employment benefit plans, as well as other personnel expenses.

Tax: 4Q21 vs 4Q20

We recognized income tax expenses of USD 370 million for the fourth quarter of 2021, resulting in an effective tax rate of 21.4%, compared with USD 341 million for the fourth quarter of 2020 and an effective tax rate of 17.2%. Current tax expenses were USD 365 million, compared with USD 317 million, and related to taxable profits of UBS Switzerland AG and other entities. Deferred tax expenses were USD 5 million, compared with USD 24 million. These included expenses of USD 215 million that primarily related to the amortization of deferred tax assets (DTAs) that were previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. However, these expenses were mostly offset by benefits of USD 210 million in respect of DTA remeasurements. Those included a benefit of USD 146 million in respect of the revaluation of DTAs for certain entities in connection with our business planning process. They also included a benefit of USD 36 million in respect of an increase in the expected value of future tax deductions for deferred compensation awards due to an increase in the Group’s share price in this quarter. In addition, they included the remaining benefit of USD 28 million that primarily relates to the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in the third quarter of 2021 and was recognized in the fourth quarter in accordance with the requirements of IAS 34, Interim Financial Reporting.

The pre-tax expense that was recognized in respect of the increase in litigation provisions for the French cross-border matter did not result in any tax benefit.

Excluding any potential effects from the remeasurement of DTAs in connection with next year’s business planning process and any potential US corporate tax rate changes or other material jurisdictional statutory tax rate changes that could be enacted during the year, we expect a tax rate for 2022 of around 24%.

Total comprehensive income attributable to shareholders

In the fourth quarter of 2021, total comprehensive income attributable to shareholders was positive USD 1,171 million, reflecting net profit of USD 1,348 million and other comprehensive income (OCI), net of tax, of negative USD 177 million.

OCI related to cash flow hedges was negative USD 421 million, mainly reflecting net gains on hedging instruments that were reclassified from OCI to the income statement as the hedged forecast cash flows affected profit or loss.

OCI associated with financial assets measured at fair value through OCI was negative USD 37 million, mainly reflecting net unrealized losses of USD 49 million following increases in the relevant US dollar long-term interest rates.

Defined benefit plan OCI was positive USD 124 million, mainly related to our non-Swiss pension plans, which recorded positive net pre-tax OCI of USD 163 million.

Our Swiss pension plan recorded negative net pre-tax OCI of USD 14 million, primarily driven by a pension plan curtailment of USD 14 million that reduced the defined benefit obligation against profit or loss but led to an offsetting OCI loss, as no net pension asset could be recognized on the balance sheet as of 31 December 2021 due to the asset ceiling.

Foreign currency translation OCI was positive USD 111 million, mainly resulting from the strengthening of the Swiss franc (2%) against the US dollar, partly offset by the weakening of the euro (2%) against the US dollar.

OCI related to own credit on financial liabilities designated at fair value was positive USD 55 million, primarily due to a widening of our own credit spreads.

›    Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information

›    Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2020 for more information about OCI related to defined benefit plans

Sensitivity to interest rate movements

As of 31 December 2021, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.8 billion in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift. Of this increase, approximately USD 1.2 billion and USD 0.2 billion would result from changes in US dollar and Swiss franc interest rates, respectively. A parallel shift in yield curves by –100 basis points could lead to a combined decrease in annual net interest income of approximately USD 0.8 billion in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift, predominantly driven by positions denominated in US dollars.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 December 2021 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

›    Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 4Q21 vs 4Q20

The cost / income ratio was 80.5%, compared with 74.9%, mainly driven by an increase in expenses, partly offset by an increase in income. Excluding the effect of the increase in litigation provisions for the French cross-border matter, the cost / income ratio would have been 72.0%. The cost / income ratio is measured based on income before credit loss expenses or releases.

Common equity tier 1 capital: 4Q21 vs 3Q21

Our common equity tier 1 (CET1) capital increased by USD 0.3 billion to USD 45.3 billion, mainly reflecting operating profit before tax of USD 1.7 billion, partly offset by dividend accruals of USD 0.7 billion and share repurchases of USD 0.6 billion.

Return on CET1 capital: 4Q21 vs 4Q20

The annualized return on CET1 capital (RoCET1) was 11.9%, compared with 16.8%, driven by a decrease in net profit attributable to shareholders and higher average CET1 capital. Excluding the effect of the increase in litigation provisions for the French cross-border matter, the annualized RoCET1 would have been 18.3%.

Risk-weighted assets: 4Q21 vs 3Q21

Risk-weighted assets (RWA) decreased slightly, by USD 0.2 billion, to USD 302.2 billion, as decreases from asset size and other movements of USD 2.7 billion and regulatory add-ons of USD 1.2 billion were almost entirely offset by increases from model updates of USD 2.7 billion and currency effects of USD 1.0 billion.

Group performance

Common equity tier 1 capital ratio: 4Q21 vs 3Q21

Our CET1 capital ratio increased 0.1 percentage points to 15.0%, mainly reflecting a USD 0.3 billion increase in CET1 capital.

Leverage ratio denominator: 4Q21 vs 3Q21

The leverage ratio denominator (LRD) increased by USD 24 billion to USD 1,069 billion, driven by asset size and other movements of USD 19 billion and currency effects of USD 5 billion.

Common equity tier 1 leverage ratio: 4Q21 vs 3Q21

Our CET1 leverage ratio decreased from 4.31% to 4.24%, reflecting a USD 24 billion increase in LRD that was partly offset by a USD 0.3 billion increase in CET1 capital.

Going concern leverage ratio: 4Q21 vs 3Q21

Our going concern leverage ratio decreased from 5.8% to 5.7% in the fourth quarter of 2021, mainly driven by a USD 24 billion increase in LRD.

Personnel: 4Q21 vs 3Q21

The number of personnel employed as of 31 December 2021 was broadly stable at 71,385 (full-time equivalents), a net decrease of 42 compared with 30 September 2021.

Return on equity and CET1 capital
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20

Net profit
Net profit attributable to shareholders	1,348	2,279	1,636	7,457	6,557

Equity
Equity attributable to shareholders	60,662	60,219	59,445	60,662	59,445
Less: goodwill and intangible assets	6,378	6,401	6,480	6,378	6,480
Tangible equity attributable to shareholders	54,283	53,819	52,965	54,283	52,965
Less: other CET1 deductions	9,003	8,797	13,075	9,003	13,075
CET1 capital	45,281	45,022	39,890	45,281	39,890

Return on equity
Return on equity (%)	8.9	15.3	11.0	12.6	11.3
Return on tangible equity (%)	10.0	17.2	12.4	14.1	12.8
Return on common equity tier 1 capital (%)	11.9	20.8	16.8	17.5	17.4

Outlook

Investor sentiment remained positive in the fourth quarter of 2021, helped by the continued rebound in economic activity and greater optimism regarding further recovery. Fiscal stimulus, along with continued accommodative monetary policy and strong economic data, contributed to generally positive views on the timing and extent of a sustainable economic recovery.

However, economic, social and geopolitical tensions remain, raising questions around the sustainability and shape of the recovery. All-time high numbers of COVID-19 infections and associated disruption, along with uneven vaccination rates, add to these existing concerns. The severity and duration of the effects of the pandemic on certain economic sectors, supply chains and the workforce also remain uncertain. A potential resurgence in global inflation and tight labor markets in many countries could lead to more restrictive monetary policy, and this has become an additional concern for the market.

Our clients value strength and expert guidance, particularly in these uncertain times, and we remain focused on supporting them with advice and solutions. We expect our revenues in the first quarter of 2022 to be influenced by seasonal factors, such as higher client activity levels compared with the fourth quarter of 2021. Asset prices remain high, supporting recurring fee income in our asset-gathering businesses. However, the continued uncertainty about the environment, including renewed geopolitical concerns, and economic recovery could affect both asset prices and client activity levels.

UBS business
divisions
and Group Functions

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20

Results
Net interest income	1,114	1,107	1,011	1	10	4,244	4,027
Recurring net fee income[2]	2,896	2,872	2,468	1	17	11,170	9,372
Transaction-based income[2]	807	894	776	(10)	4	3,836	3,576
Other income	5	119	15	(96)	(68)	168	159
Income	4,822	4,992	4,269	(3)	13	19,419	17,134
Credit loss (expense) / release	2	11	7	(78)	(67)	29	(88)
Total operating income	4,824	5,002	4,277	(4)	13	19,449	17,045
Total operating expenses	4,261	3,486	3,412	22	25	14,665	13,026
Business division operating profit / (loss) before tax	563	1,516	864	(63)	(35)	4,783	4,019

Performance measures and other information
Financial advisor variable compensation[3,4]	1,151	1,119	955	3	21	4,382	3,589
Compensation commitments with recruited financial advisors[3,5]	118	120	122	(2)	(3)	479	502
Pre-tax profit growth (year-on-year, %)[2]	(34.8)	43.5	12.8			19.0	18.3
Cost / income ratio (%)[2]	88.4	69.8	79.9			75.5	76.0
Average attributed equity (USD billion)[6]	19.3	19.0	17.7	2	9	18.8	17.1
Return on attributed equity (%)[2,6]	11.6	31.9	19.5			25.4	23.6
Risk-weighted assets (USD billion)[6]	99.8	95.7	87.2	4	15	99.8	87.2
Leverage ratio denominator (USD billion)[6,7]	399.6	391.3	371.2	2	8	399.6	371.2
Goodwill and intangible assets (USD billion)	5.0	5.0	5.1	0	(1)	5.0	5.1
Net new fee-generating assets (USD billion)[2]	26.9	18.8	18.0			106.9	40.8
Fee-generating assets (USD billion)[2]	1,482	1,412	1,277	5	16	1,482	1,277
Fee-generating asset margin (bps)[2]	80.5	81.9	82.4			82.6	86.2
Invested assets (USD billion)[2]	3,303	3,198	3,016	3	10	3,303	3,016
Loans, gross (USD billion)[8]	234.1	230.7	213.1	1	10	234.1	213.1
Customer deposits (USD billion)[8]	369.8	351.8	348.0	5	6	369.8	348.0
Recruitment loans to financial advisors[3]	1,830	1,876	1,872	(2)	(2)	1,830	1,872
Other loans to financial advisors[3]	623	623	697	0	(11)	623	697
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,9]	0.2	0.2	0.4			0.2	0.4
Advisors (full-time equivalents)	9,329	9,399	9,575	(1)	(3)	9,329	9,575

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    4 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Refer to the “Capital management” section of this report for more information.    7 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    8 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    9 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.

Results: 4Q21 vs 4Q20

Profit before tax decreased by USD 301 million, or 35%, to USD 563 million, predominantly driven by higher operating expenses, mainly reflecting a USD 657 million increase in litigation provisions for the French cross-border matter, partly offset by higher operating income.

Operating income

Total operating income increased by USD 547 million, or 13%, to USD 4,824 million, mainly driven by higher recurring net fee, net interest income and transaction-based income.

Net interest income increased by USD 103 million to USD 1,114 million, as a result of higher loan and deposit revenues, reflecting increases in volumes.

Recurring net fee income increased by USD 428 million, or 17%, to USD 2,896 million, primarily driven by higher average fee-generating assets, reflecting positive market performance and net new fee-generating assets.

Transaction-based income increased by USD 31 million, or 4%, to USD 807 million, mainly driven by high levels of client activity in the Americas, EMEA and Switzerland.

Net credit loss releases were USD 2 million, primarily related to stage 1 and 2 positions, compared with net releases of USD 7 million.

Operating expenses

Total operating expenses increased by USD 849 million, or 25%, to USD 4,261 million. This increase was driven by the aforementioned USD 657 million increase in litigation provisions for the French cross-border matter, and by an increase in financial advisor variable compensation reflecting higher compensable revenues.

Fee-generating assets: 4Q21 vs 3Q21

Fee-generating assets increased by USD 70.0 billion, or 5%, to USD 1,482 billion, mainly driven by net positive market performance and foreign currency effects of USD 43.1 billion, as well as net new fee-generating asset inflows of USD 26.9 billion, with inflows across all regions.

Loans: 4Q21 vs 3Q21

Loans increased by USD 3.4 billion, or 1%, to USD 234.1 billion, mainly driven by net new loans of USD 3.9 billion and positive foreign currency effects of USD 0.6 billion, partly offset by a reclassification of USD 1.1 billion of loans to disposal groups held for sale in connection with the upcoming sales of our domestic wealth management business in Spain and UBS Swiss Financial Advisers AG. Net new loans were largely driven by an increase in Lombard loans and mortgages. Loan penetration decreased to 7.1% from 7.2% in the third quarter of 2021.

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 31.12.21 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,769	481	960	606	4,824
Total operating expenses (USD million)	2,299	349	1,190	413	4,261
Operating profit / (loss) before tax (USD million)	471	133	(230)	193	563
Cost / income ratio (%)[4]	83.1	72.1	124.1	68.2	88.4
Loans, gross[5]	92.0	43.2	49.6	48.6	234.1
Net new loans	4.5	0.2	1.2	(1.8)	3.9
Loan penetration (%)[4,6]	5.0	15.3	7.6	9.3	7.1
Fee-generating assets[4]	900	130	334	116	1,482
Net new fee-generating assets[4]	21.9	1.5	1.1	2.8	26.9
Invested assets[4]	1,842	283	654	521	3,303
Advisors (full-time equivalents)	6,218	685	1,494	852	9,329

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; Central & Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 7 million of total operating income, USD 10 million of total operating expenses, USD 3 million of operating loss before tax, USD 0.6 billion of loans, USD 0.1 billion of net new loan outflows, USD 1 billion of fee-generating assets, USD 0.3 billion of net new fee-generating asset outflows, USD 3 billion of invested assets and 80 advisors in the fourth quarter of 2021.    4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.   5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    6 Loans, gross as a percentage of invested assets.

Regional comments 4Q21 vs 4Q20, except where indicated

Americas

Profit before tax increased by USD 90 million to USD 471 million. Operating income increased by USD 387 million, or 16%, to USD 2,769 million, mainly driven by higher recurring net fee, net interest and transaction-based income. The cost / income ratio decreased to 83.1% from 84.3%. Loans increased 5% compared with the third quarter of 2021, to USD 92 billion, reflecting USD 4.5 billion of net new loans, which were mostly Lombard loans and mortgages. Fee-generating assets increased 6% sequentially to USD 900 billion, mainly driven by positive market performance and net new fee-generating assets of USD 21.9 billion.

Switzerland

Profit before tax decreased by USD 9 million to USD 133 million, driven by higher operating expenses, mainly reflecting an USD 85 million increase in litigation provisions for the French cross-border matter. Operating income increased by USD 56 million, or 13%, to USD 481 million, mainly driven by higher recurring net fee and transaction-based income. The cost / income ratio increased to 72.1% from 66.8%. Loans increased 2% sequentially to USD 43 billion, largely reflecting positive foreign currency effects and USD 0.2 billion of net new loans. Fee-generating assets increased 5% sequentially to USD 130 billion, mainly driven by net positive market performance and foreign currency effects, and net new fee-generating asset inflows of USD 1.5 billion.

EMEA

Loss before tax was USD 230 million, compared with profit before tax of USD 174 million. This was driven by higher operating expenses, mainly reflecting a USD 572 million increase in litigation provisions for the French cross-border matter. Operating income increased by USD 72 million, or 8%, to USD 960 million, mainly driven by higher recurring net fee and transaction-based income. The cost / income ratio increased to 124.1% from 80.4%. Loans increased 1% sequentially to USD 50 billion, reflecting net new loans of USD 1.2 billion, partly offset by the aforementioned reclassification of USD 0.7 billion of loans to disposal groups held for sale. Fee-generating assets increased 2% sequentially to USD 334 billion, mainly driven by net positive market performance and foreign currency effects and net new fee-generating assets of USD 1.1 billion.

Asia Pacific

Profit before tax increased by USD 24 million to USD 193 million. Operating income increased by USD 29 million to USD 606 million, mainly driven by higher recurring net fee and net interest income. The cost / income ratio decreased to 68.2% from 70.5%. Loans decreased 4% sequentially to USD 49 billion, driven by net new loan outflows of USD 1.8 billion, mostly in Lombard loans. Fee-generating assets increased 3% sequentially to USD 116 billion, mainly driven by net new fee-generating assets of USD 2.8 billion.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		As of or for the year ended
CHF million, except where indicated	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20

Results
Net interest income	497	494	455	1	9	1,941	1,916
Recurring net fee income[2]	205	201	177	2	16	774	676
Transaction-based income[2]	271	281	230	(3)	18	1,079	985
Other income	12	19	14	(36)	(14)	110	74
Income	985	995	876	(1)	13	3,904	3,650
Credit loss (expense) / release	9	6	20	42	(55)	79	(243)
Total operating income	995	1,002	896	(1)	11	3,984	3,407
Total operating expenses	660	563	578	17	14	2,397	2,233
Business division operating profit / (loss) before tax	335	439	318	(24)	5	1,587	1,175

Performance measures and other information
Average attributed equity (CHF billion)[3]	8.5	8.4	8.2	1	3	8.4	8.3
Return on attributed equity (%)[2,3]	15.8	20.9	15.5			19.0	14.1
Pre-tax profit growth (year-on-year, %)[2]	5.1	43.7	4.1			35.1	(18.0)
Cost / income ratio (%)[2]	67.0	56.6	66.0			61.4	61.2
Net interest margin (bps)[2]	143	142	133			140	142
Risk-weighted assets (CHF billion)[3]	66.7	66.5	63.8	0	4	66.7	63.8
Leverage ratio denominator (CHF billion)[3,4]	221.7	219.7	219.9	1	1	221.7	219.9
Business volume for Personal Banking (CHF billion)[2]	184	184	179	0	3	184	179
Net new business volume for Personal Banking (CHF billion)[2]	0.3	1.2	2.1			5.3	11.6
Net new business volume growth for Personal Banking (%)[2]	0.6	2.5	4.8			3.0	6.9
Active Digital Banking clients in Personal Banking (%)[2,5]	71.7	70.2	68.1			70.3	66.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	79.7	78.9	78.8			79.3	77.9
Mobile Banking log-in share in Personal Banking (%)[2]	75.9	75.1	70.3			73.5	68.0
Client assets (CHF billion)[2]	751	738	702	2	7	751	702
Loans, gross (CHF billion)	139.3	138.9	136.4	0	2	139.3	136.4
Customer deposits (CHF billion)	162.1	159.8	161.1	1	1	162.1	161.1
Secured loan portfolio as a percentage of total loan portfolio, gross (%)[2]	92.7	93.0	92.9			92.7	92.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,6]	0.9	1.0	1.1			0.9	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    5 In the fourth quarter of 2021, 85.5% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 4Q21 vs 4Q20

Profit before tax increased by CHF 17 million, or 5%, to CHF 335 million, reflecting higher operating income, almost entirely offset by higher operating expenses, mainly driven by a CHF 76 million (USD 83 million) increase in litigation provisions for the French cross-border matter.

Operating income

Total operating income increased by CHF 99 million, or 11%, to CHF 995 million, mainly reflecting increases in net interest, transaction-based and recurring net fee income, partly offset by lower net credit loss releases.

Net interest income increased by CHF 42 million to CHF 497 million, mainly driven by proactive deposit management.

Recurring net fee income increased by CHF 28 million to CHF 205 million, primarily driven by higher investment fund, custody and mandate fees, mainly resulting from an increase in average custody assets, reflecting net new investment product inflows and positive market performance.

Transaction-based income increased by CHF 41 million to CHF 271 million, mainly driven by higher revenues from credit card and foreign exchange transactions, reflecting a continued increase in spending on travel and leisure by clients following the easing of COVID-19-related restrictions in certain countries relative to the fourth quarter of 2020.

Net credit loss releases were CHF 9 million, compared with net releases of CHF 20 million for the fourth quarter of 2020.

Operating expenses

Total operating expenses increased by CHF 82 million, or 14%, to CHF 660 million, mainly reflecting the aforementioned CHF 76 million increase in litigation provisions for the French cross-border matter.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20

Results
Net interest income	543	538	503	1	8	2,120	2,049
Recurring net fee income[2]	224	219	196	2	14	846	725
Transaction-based income[2]	296	306	255	(3)	16	1,178	1,054
Other income	13	21	16	(36)	(15)	119	79
Income	1,077	1,084	970	(1)	11	4,263	3,908
Credit loss (expense) / release	10	7	22	40	(56)	86	(257)
Total operating income	1,086	1,091	992	0	9	4,349	3,651
Total operating expenses	721	613	640	18	13	2,618	2,392
Business division operating profit / (loss) before tax	365	478	353	(24)	4	1,731	1,259

Performance measures and other information
Average attributed equity (USD billion)[3]	9.2	9.2	9.0	0	2	9.2	8.9
Return on attributed equity (%)[2,3]	15.9	20.8	15.6			18.9	14.2
Pre-tax profit growth (year-on-year, %)[2]	3.5	42.8	13.6			37.5	(12.6)
Cost / income ratio (%)[2]	67.0	56.6	66.0			61.4	61.2
Net interest margin (bps)[2]	144	144	133			142	143
Risk-weighted assets (USD billion)[3]	73.2	71.4	72.1	3	1	73.2	72.1
Leverage ratio denominator (USD billion)[3,4]	243.2	235.6	248.3	3	(2)	243.2	248.3
Business volume for Personal Banking (USD billion)[2]	202	197	202	2	0	202	202
Net new business volume for Personal Banking (USD billion)[2]	0.3	1.2	2.3			5.8	12.3
Net new business volume growth for Personal Banking (%)[2]	0.6	2.5	4.8			2.9	7.1
Active Digital Banking clients in Personal Banking (%)[2,5]	71.7	70.2	68.1			70.3	66.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	79.7	78.9	78.8			79.3	77.9
Mobile Banking log-in share in Personal Banking (%)[2]	75.9	75.1	70.3			73.5	68.0
Client assets (USD billion)[2]	824	792	793	4	4	824	793
Loans, gross (USD billion)	152.8	148.9	154.0	3	(1)	152.8	154.0
Customer deposits (USD billion)	177.8	171.4	181.9	4	(2)	177.8	181.9
Secured loan portfolio as a percentage of total loan portfolio, gross (%)[2]	92.7	93.0	92.9			92.7	92.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,6]	0.9	1.0	1.1			0.9	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    5 In the fourth quarter of 2021, 85.5% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20

Results
Net management fees[2]	627	560	518	12	21	2,320	1,950
Performance fees	94	33	255	181	(63)	260	455
Net gain from disposal of an associate / a subsidiary						37	571
Credit loss (expense) / release	(1)	0	0			(1)	(2)
Total operating income	721	593	774	22	(7)	2,616	2,974
Total operating expenses	387	379	372	2	4	1,586	1,519
Business division operating profit / (loss) before tax	334	214	401	56	(17)	1,030	1,455

Performance measures and other information
Average attributed equity (USD billion)[3]	1.8	1.9	2.1	(3)	(16)	2.0	2.0
Return on attributed equity (%)[3,4]	74.6	46.3	74.9			51.8	74.2
Pre-tax profit growth (year-on-year, %)[4]	(16.7)	(71.0)	123.1			(29.2)	173.6
Cost / income ratio (%)[4]	53.6	63.9	48.1			60.6	51.0
Risk-weighted assets (USD billion)[3]	6.9	7.6	6.9	(9)	(1)	6.9	6.9
Leverage ratio denominator (USD billion)[3,5]	2.9	2.8	5.8	1	(51)	2.9	5.8
Goodwill and intangible assets (USD billion)	1.2	1.2	1.2	(1)	(2)	1.2	1.2
Net margin on invested assets (bps)[4]	11	7	15			9	16
Gross margin on invested assets (bps)[4]	24	20	30			23	32

Information by business line / asset class
Net new money (USD billion)[4]
Equities	5.8	0.5	25.1			10.3	65.1
Fixed Income	7.5	3.0	(12.0)			22.7	7.3
of which: money market	(1.1)	0.4	(15.8)			(3.1)	(7.4)
Multi-asset & Solutions	1.1	(1.8)	7.7			6.8	6.6
Hedge Fund Businesses	1.3	0.8	0.7			5.7	(1.1)
Real Estate & Private Markets	(0.7)	(1.0)	0.6			(0.6)	2.3
Total net new money	15.1	1.5	22.2			44.9	80.1
of which: net new money excluding money market	16.2	1.1	38.0			48.0	87.5

Invested assets (USD billion)[4]
Equities	580	543	506	7	15	580	506
Fixed Income	285	279	274	2	4	285	274
of which: money market	92	94	97	(1)	(5)	92	97
Multi-asset & Solutions	193	183	172	5	12	193	172
Hedge Fund Businesses	55	53	48	2	15	55	48
Real Estate & Private Markets	98	95	93	3	5	98	93
Total invested assets	1,211	1,154	1,092	5	11	1,211	1,092
of which: passive strategies	540	497	457	9	18	540	457

Information by region
Invested assets (USD billion)[4]
Americas	287	273	254	5	13	287	254
Asia Pacific	190	181	181	5	5	190	181
Europe, Middle East and Africa (excluding Switzerland)	334	316	294	6	14	334	294
Switzerland	399	383	363	4	10	399	363
Total invested assets	1,211	1,154	1,092	5	11	1,211	1,092

Information by channel
Invested assets (USD billion)[4]
Third-party institutional	707	671	648	5	9	707	648
Third-party wholesale	145	139	128	4	13	145	128
UBS’s wealth management businesses	359	344	316	4	13	359	316
Total invested assets	1,211	1,154	1,092	5	11	1,211	1,092

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.    3 Refer to the “Capital management” section of this report for more information.    4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    5 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Results: 4Q21 vs 4Q20

Profit before tax decreased by USD 67 million, or 17%, to USD 334 million, mainly reflecting a decrease in performance fees, partly offset by higher net management fees.

Operating income

Total operating income decreased by USD 53 million, or 7%, to USD 721 million.

Net management fees increased by USD 109 million, or 21%, to USD 627 million, on a higher average invested asset base, reflecting a combination of continued net new money generation over the last twelve months and a constructive market backdrop. This increase included a one-time effect of USD 35 million that resulted from a change in the fee accrual methodology for Swiss investment fund fees.

Performance fees decreased by USD 161 million to USD 94 million, mainly in our Hedge Fund Businesses and our Equities business, compared with the particularly high levels of performance fees in the fourth quarter of 2020.

Operating expenses

Total operating expenses increased by USD 15 million, or 4%, to USD 387 million, mainly driven by personnel expenses.

Invested assets: 4Q21  vs 3Q21

Invested assets increased by USD 57 billion to USD 1,211 billion, reflecting positive market performance of USD 39 billion, net new money inflows of USD 15 billion, and favorable foreign currency effects of USD 2 billion.

Excluding money market flows, net new money inflows were USD 16 billion.

Investment Bank

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20

Results
Advisory	196	270	190	(28)	3	988	634
Capital Markets	501	522	478	(4)	5	2,170	1,744
Global Banking	696	792	669	(12)	4	3,158	2,378
Execution Services[2]	452	444	428	2	6	1,894	1,857
Derivatives & Solutions	622	780	660	(20)	(6)	3,422	3,609
Financing	448	498	346	(10)	30	979	1,674
Global Markets	1,523	1,723	1,433	(12)	6	6,296	7,141
of which: Equities	1,107	1,360	1,065	(19)	4	4,581	4,502
of which: Foreign Exchange, Rates and Credit	415	363	368	14	13	1,715	2,638
Income	2,219	2,514	2,102	(12)	6	9,454	9,519
Credit loss (expense) / release	16	(5)	(91)			34	(305)
Total operating income	2,235	2,510	2,011	(11)	11	9,488	9,214
Total operating expenses	1,522	1,673	1,482	(9)	3	6,858	6,732
Business division operating profit / (loss) before tax	713	837	529	(15)	35	2,630	2,482

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[3]	34.7	32.4				5.9	216.6
Average attributed equity (USD billion)[4]	13.2	12.7	12.6	5	5	13.0	12.6
Return on attributed equity (%)[3,4]	21.5	26.4	16.8			20.3	19.7
Cost / income ratio (%)[3]	68.6	66.5	70.5			72.5	70.7
Risk-weighted assets (USD billion)[4]	92.2	98.5	94.3	(6)	(2)	92.2	94.3
Return on risk-weighted assets, gross (%)[3]	9.3	10.5	9.0			10.0	10.0
Leverage ratio denominator (USD billion)[4,5]	319.2	324.6	315.5	(2)	1	319.2	315.5
Return on leverage ratio denominator, gross (%)[3,5]	2.8	3.1	2.7			2.9	3.1
Goodwill and intangible assets (USD billion)	0.1	0.1	0.2	(4)	(14)	0.1	0.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	11	9	(4)	11	11	12

1 Comparative figures in this table may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Execution & Platform, which was disclosed in previous periods, has been renamed Execution Services.    3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators calculated as of the respective dates in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Results: 4Q21 vs 4Q20

Profit before tax increased by USD 184 million, or 35%, to USD 713 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 224 million, or 11%, to USD 2,235 million, reflecting higher revenues in Global Markets and Global Banking, as well as net credit loss releases compared with net credit loss expenses in the fourth quarter of 2020.

Global Banking

Global Banking revenues increased by USD 27 million, or 4%, to USD 696 million, compared with strong revenues in the fourth quarter of 2020. This increase was driven by Capital Markets and Advisory revenues, and compared with an overall global fee pool increase of 14%.

Advisory revenues increased by USD 6 million, or 3%, to USD 196 million, reflecting higher revenues from merger and acquisition transactions, and compared with a 26% increase in the global fee pool.

Capital Markets revenues increased by USD 23 million, or 5%, to USD 501 million, primarily reflecting a USD 24 million, or 19%, increase in Leveraged Capital Markets (LCM) revenues, compared with a 35% increase in the global LCM fee pool.

Global Markets

Global Markets revenues increased by USD 90 million, or 6%, to USD 1,523 million, primarily driven by higher revenues from foreign exchange, capital market financing, prime brokerage and cash equities products.

Execution Services revenues increased by USD 24 million, or 6%, to USD 452 million, driven by higher revenues from foreign exchange products that are traded over electronic platforms and cash equities.

Derivatives & Solutions revenues decreased by USD 38 million, or 6%, to USD 622 million, compared with strong revenues in the fourth quarter of 2020. Revenue increases in Foreign Exchange were more than offset by decreases from other products.

Financing revenues increased by USD 102 million, or 30%, to USD 448 million, driven by capital market financing and prime brokerage products.

Equities

Global Markets Equities revenues increased by USD 42 million, or 4%, to USD 1,107 million, mainly driven by higher Financing revenues, partly offset by lower revenues in Equity Derivatives, which had a strong fourth quarter of 2020.

Foreign Exchange, Rates and Credit

Global Markets Foreign Exchange, Rates and Credit revenues increased by USD 47 million, or 13%, to USD 415 million, driven by Foreign Exchange products, which benefited from increased volatility and client activity levels, partly offset by decreases in Rates and Credit revenues.

Credit loss expense / release

Net credit loss releases were USD 16 million, primarily related to stage 3 net releases across various positions, compared with net credit loss expenses of USD 91 million.

Operating expenses

Total operating expenses increased by USD 40 million, or 3%, to USD 1,522 million. This increase was driven by higher provisions for litigation, regulation and similar matters, as well as higher technology expenses.

Risk-weighted assets and leverage ratio denominator: 4Q21 vs 3Q21

Risk-weighted assets

Total risk-weighted assets (RWA) decreased by USD 6 billion, or 6%, to USD 92 billion, primarily due to a USD 3 billion decrease in operational risk RWA and a USD 3 billion decrease in market risk RWA, which was driven by a decrease in regulatory add-ons mainly related to time decay.

›    Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator decreased by USD 5 billion, or 2%, to USD 319 billion, mainly reflecting an USD 8 billion decrease in derivative and securities financing transaction exposures, partly offset by a USD 3 billion increase in on-balance sheet exposures.

›    Refer to the “Capital management” section of this report for more information

Group Functions

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	3Q21	4Q20	31.12.21	31.12.20

Results
Total operating income	(134)	(68)	63	96		(360)	(494)
Total operating expenses	113	112	225	1	(50)	330	567
Operating profit / (loss) before tax	(246)	(180)	(161)	37	53	(689)	(1,060)
of which: Group Treasury	(142)	(74)	(42)	93	242	(446)	(341)
of which: Non-core and Legacy Portfolio	(35)	(24)	69	44		(79)	(269)
of which: Group Services	(69)	(82)	(189)	(16)	(63)	(165)	(450)

Additional information
Risk-weighted assets (USD billion)[2]	30.1	29.3	28.7	3	5	30.1	28.7
Leverage ratio denominator (USD billion)[2,3]	104.0	90.5	96.2	15	8	104.0	96.2

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital management” section of this report for more information.    3 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Results: 4Q21 vs 4Q20

Group Functions recorded a loss before tax of USD 246 million, compared with a loss of USD 161 million.

Group Treasury

The Group Treasury result was negative USD 142 million, compared with negative USD 42 million.

Income from accounting asymmetries, including hedge accounting ineffectiveness, was net negative USD 106 million, compared with net positive income of USD 39 million. Accounting asymmetries are generally expected to mean revert to zero over time. Income related to centralized Group Treasury risk management was negative USD 27 million, compared with negative USD 51 million.

Operating expenses decreased by USD 12 million to USD 10 million.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 35 million, compared with positive USD 69 million. This result was mainly due to USD 122 million lower valuation gains on our USD 1.6 billion portfolio of auction rate securities (ARS). Our remaining exposures to ARS were all rated investment grade as of 31 December 2021.

Group Services

The Group Services result was negative USD 69 million, compared with negative USD 189 million, mainly due to lower impairment expenses on internally generated software and lower expenses relating to our legal entity transformation program.

Selected financial information of our business divisions and Group Functions

Performance of our business divisions and Group Functions[1]
	For the quarter ended 31.12.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,824	1,086	721	2,235	(134)	8,732

Operating expenses	4,261	721	387	1,522	113	7,003
of which: net restructuring expenses[2]	23	4	4	27	2	60

Operating profit / (loss) before tax	563	365	334	713	(246)	1,729

	For the quarter ended 30.9.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	5,002	1,091	593	2,510	(68)	9,128
of which: gain from the sale of domestic wealth management business in Austria	100					100

Operating expenses	3,486	613	379	1,673	112	6,264
of which: net restructuring expenses[2]	21	7	6	14	17	66

Operating profit / (loss) before tax	1,516	478	214	837	(180)	2,865

	For the quarter ended 31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,277	992	774	2,011	63	8,117
of which: valuation gain on auction rate securities[3]					134	134

Operating expenses	3,412	640	372	1,482	225	6,132
of which: impairment of internally generated software[4]					67	67

Operating profit / (loss) before tax	864	353	401	529	(161)	1,985

1 The “of which” components of operating income and operating expenses disclosed in this table are items that are not recurring or necessarily representative of the underlying business performance for the reporting period specified.    2 Includes curtailment gains of USD 14 million for the fourth quarter of 2021 (third quarter of 2021: USD 8 million), which represent a reduction in the defined benefit obligation related to the Swiss pension plan resulting from a decrease in headcount following restructuring activities.    3 Reflects a valuation gain recognized in the fourth quarter of 2020 as a result of a recovery in underlying market conditions, following a change in valuation methodology.    4 Relates to impairment of internally generated software resulting from a decision in the fourth quarter of 2020 to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG.

Risk, capital, liquidity and funding, and balance sheet

Management report

Table of contents

29	Risk management and control
29	Credit risk
32	Market risk
33	Country risk
33	Operational risk

35	Capital management
36	Swiss SRB requirements and information
38	Total loss-absorbing capacity
42	Risk-weighted assets
44	Leverage ratio denominator
46	Equity attribution and return on attributed equity

47	Liquidity and funding management
47	Strategy, objectives and governance
47	Liquidity coverage ratio
47	Net stable funding ratio

48	Balance sheet and off-balance sheet
48	Strategy, objectives and governance
48	Balance sheet assets
48	Balance sheet liabilities
49	Equity
50	Off-balance sheet

51	Share information and earnings per share

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2020.

Credit risk

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.12.21
Stages 1 and 2	2	(4)	0	2	0	(1)
Stage 3	1	14	(1)	14	0	28
Total credit loss (expense) / release	2	10	(1)	16	0	27

For the quarter ended 30.9.21
Stages 1 and 2	9	(1)	0	2	0	11
Stage 3	2	8	0	(7)	0	3
Total credit loss (expense) / release	11	7	0	(5)	0	14

Credit loss expense / release

Total net credit loss releases were USD 27 million, reflecting net expenses of USD 1 million related to stage 1 and 2 positions and net releases of USD 28 million related to credit-impaired (stage 3) positions.

›    Refer to “Note 1 Summary of significant accounting policies,” “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of our Annual Report 2020 for information

Overall banking products exposures

Overall banking products exposure increased by USD 27 billion to USD 693 billion as of 31 December 2021. The increase was driven by an USD 18 billion increase in balances at central banks and a USD 7 billion increase in loans and advances to customers.

Credit-impaired gross exposure decreased by USD 518 million to USD 2,610 million, with decreases split evenly across Global Wealth Management, Personal & Corporate Banking and the Investment Bank.

In Personal & Corporate Banking, loans and advances to customers increased by USD 3.9 billion, mainly driven by the effects of the US dollar depreciating against the Swiss franc on a mostly Swiss franc-denominated portfolio. In Global Wealth Management, loans and advances to customers increased by USD 3.2 billion, driven by higher volumes of Lombard loans and mortgages on residential real estate in the US, as well as the effect of the US dollar depreciating on our Swiss franc-denominated mortgages.

In aggregate, exposure related to traded products decreased by USD 6.1 billion to USD 46.3 billion during the fourth quarter of 2021, mainly driven by lower managed funds and bank exposure in the Investment Bank, as well as lower exposure in Global Wealth Management, primarily due to market movements.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Committed credit facilities

We did not observe an increase in drawing of credit facilities by clients, despite the increase in committed credit facilities and guarantees during the fourth quarter of 2021. We manage our credit risk on the aggregate of drawn and committed undrawn credit facilities, and model full drawing of committed facilities in our stress testing framework.

Loan underwriting

In the Investment Bank, new loan underwriting activity and distributions continued to be robust during the fourth quarter of 2021. As of 31 December 2021, mandated loan underwriting commitments totaled USD 6.6 billion on a notional basis (compared with USD 4.4 billion as of 30 September 2021). As of 31 December 2021, USD 0.5 billion of commitments had not yet been distributed as originally planned.

Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

Swiss mortgage portfolio

Of our USD 167 billion total Swiss real estate portfolio as of 31 December 2021, USD 152 billion related to residential real estate, USD 6 billion to commercial retail and office real estate, and USD 9 billion to industrial and other real estate.

The residential portfolio consists of USD 126 billion for single-family houses and apartments (average loan-to-value (LTV) ratio of 52%) and USD 25 billion for residential income-producing real estate (average LTV of 51%). We are carefully monitoring the level of risk in our Swiss commercial retail and office real estate portfolio (average LTV of 46%) and its resilience to the economic impact of COVID-19.

›    Refer to the “Risk management and control” section of our Annual Report 2020 for more information about our Swiss mortgage portfolio

Exposure to the Swiss economy and Swiss corporates

Within Personal & Corporate Banking, certain industry sectors continue to exhibit higher risk due to COVID-19 and the associated containment measures. Industry sectors with a negative outlook include tourism and media, as well as, to a lesser degree, culture, sports and education. Our exposure to the tourism sector (including hotels, restaurants and transport) totaled USD 1.9 billion as of 31 December 2021, with hotels accounting for USD 1.0 billion of this exposure. Our other exposures included USD 1.1 billion to the culture, sports and education sector, and USD 0.2 billion to the media sector. Apart from a few large counterparties, our exposures within these sectors are highly diversified across Switzerland.

Banking and traded products exposure in our business divisions and Group Functions
	31.12.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	337,266	229,334	1,520	59,352	65,514	692,985
of which: loans and advances to customers (on-balance sheet)	228,598	152,847	0	13,720	3,445	398,611
of which: guarantees and loan commitments (off-balance sheet)	10,772	29,737	0	14,994	4,947	60,450
Traded products[2,3]
Gross exposure	9,582	783	0	35,950		46,314
of which: over-the-counter derivatives	7,186	766	0	9,767		17,719
of which: securities financing transactions	0	0	0	18,566		18,566
of which: exchange-traded derivatives	2,396	17	0	7,617		10,030
Other credit lines, gross[4]	12,947	24,174	0	3,629	28	40,778

Total credit-impaired exposure, gross (stage 3)	729	1,617	0	264	0	2,610
Total allowances and provisions for expected credit losses (stages 1 to 3)	264	709	0	188	4	1,165
of which: stage 1	89	126	0	64	4	282
of which: stage 2	41	146	0	34	0	220
of which: stage 3 (allowances and provisions for credit-impaired exposures)	135	438	0	90	0	662

	30.9.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	328,250	220,545	1,535	61,824	53,682	665,836
of which: loans and advances to customers (on-balance sheet)	225,393	148,937	1	12,917	4,036	391,284
of which: guarantees and loan commitments (off-balance sheet)	10,404	28,414	0	14,750	3,623	57,191
Traded products[2,3]
Gross exposure	11,279	836	0	40,300		52,415
of which: over-the-counter derivatives	8,218	818	0	11,760		20,796
of which: securities financing transactions	0	0	0	21,379		21,379
of which: exchange-traded derivatives	3,062	18	0	7,161		10,241
Other credit lines, gross[4]	12,259	23,336	0	3,462	29	39,086

Total credit-impaired exposure, gross (stage 3)	907	1,771	0	450	0	3,128
Total allowances and provisions for expected credit losses (stages 1 to 3)	276	712	0	257	4	1,248
of which: stage 1	85	118	0	64	4	270
of which: stage 2	46	144	0	36	0	225
of which: stage 3 (allowances and provisions for credit-impaired exposures)	145	450	0	157	0	752

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross[1]
	Global Wealth Management		Personal & Corporate Banking
USD million	31.12.21	30.9.21	31.12.21	30.9.21
Secured by residential real estate	58,655	62,817	110,041	108,112
Secured by commercial / industrial real estate	3,338	3,690	18,878	18,967
Secured by cash	34,175	22,563	3,114	2,449
Secured by securities	115,901	118,520	2,214	1,868
Secured by guarantees and other collateral	14,138	15,495	7,435	7,062
Unsecured loans and advances to customers	2,391	2,307	11,166	10,479
Total loans and advances to customers, gross	228,598	225,393	152,847	148,937
Allowances	(168)	(168)	(574)	(578)
Total loans and advances to customers, net of allowances	228,431	225,225	152,273	148,359

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, real estate and other collateral. UBS applies a risk-based approach that generally prioritizes collateral according to its liquidity profile. In the fourth quarter of 2021, the collateral allocation was enhanced to reflect additional cash collateral that is also available as security for certain on-balance sheet lending. This resulted in an increase in secured by cash, with an offsetting decrease in secured by residential real estate, secured by securities and secured by guarantees and other collateral.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) was unchanged, at USD 11 million, compared with the third quarter of 2021.

There was one new Group VaR negative backtesting exception in the fourth quarter of 2021, increasing the total number of negative backtesting exceptions within the most recent 250-trading-day window to 4 from 3. As these backtesting exceptions remained below 5, the Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets was unchanged compared with the prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	2	2	2	0	1	2	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	15	11	10	5	9	8	3	3
Group Functions	4	5	4	4	0	4	3	1	0
Diversification effect[2,3]			(5)	(6)	0	(4)	(5)	0	0
Total as of 31.12.21	7	15	12	11	5	10	8	3	3
Total as of 30.9.21	8	16	11	11	8	9	6	3	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

As of 31 December 2021, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 29.9 million, compared with negative USD 31.4 million as of 30 September 2021. The change in the interest rate sensitivity was driven by regular business activities and the increase in US dollar mid-term market rates. The reported interest rate sensitivity excludes additional tier 1 (AT1) capital instruments, as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 4.5 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 22.1 million per basis point, of which USD 15.6 million and USD 5.5 million are attributable to the US dollar and the Swiss franc portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 6.0 billion, representing a pro forma reduction of 10.0% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 December 2021 would have been a reduction of 1.8%, or USD 1.1 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from Financial assets measured at fair value through other comprehensive income. Over time, this scenario would have a positive effect on net interest income.

›    Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2020 for more information about the management of interest rate risk in the banking book

›    Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(5.1)	(724.1)	806.3	(254.3)	117.1	(158.7)	162.5
EUR	(1.1)	(196.6)	231.9	(69.0)	37.4	(24.1)	27.4
GBP	0.1	33.3	(32.8)	(31.1)	35.3	45.4	(43.7)
USD	(23.5)	(5,068.3)	4,124.2	(821.4)	(362.3)	(2,165.9)	2,315.6
Other	(0.4)	(85.8)	19.9	(3.7)	(34.5)	(59.6)	3.8
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.21	(29.9)	(6,041.4)	5,149.5	(1,179.6)	(207.0)	(2,362.9)	2,465.6
Additional tier 1 (AT1) capital instruments	4.5	853.4	(928.4)	(9.6)	197.1	531.5	(553.3)
Total including AT1 capital instruments as of 31.12.21	(25.4)	(5,188.0)	4,221.1	(1,189.2)	(10.0)	(1,831.4)	1,912.3
Total effect on economic value of equity as per Pillar 3 requirement as of 30.9.21	(31.4)	(6,331.8)	5,368.8	(1,330.5)	(151.2)	(2,440.2)	2,494.5
Total including AT1 capital instruments as of 30.9.21	(26.5)	(5,400.5)	4,353.8	(1,328.4)	51.1	(1,872.0)	1,902.4

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Country risk

The COVID-19 pandemic, and its impact on growth, employment, debt dynamics and supply chains, remains an important driver of country risk, and we expect this to be the case for at least the near future. The Omicron variant continues to spread, and there is uncertainty about when restrictions introduced in many countries will be eased.

There continue to be concerns regarding a resurgence in global inflation, and the timing and extent of central bank policy responses (e.g., interest rate hikes and the tapering of quantitative easing) will be an area of focus in the coming months. There are related concerns about increasing energy prices in a number of countries, while mounting global supply chain stresses and tight labor markets are creating negative pressure on growth. China is facing several challenges, including a slowing economy following the post-pandemic boom. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk.

We remain watchful of a range of geopolitical developments in Europe and political changes in a number of countries, including the increase in international tensions arising from the Russia–Ukraine situation. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to the major European economies, including Germany, the UK and France.

We continue to monitor potential trade policy disputes, as well as economic and political developments. A number of emerging markets are facing economic, political and market pressures, particularly in light of challenges related to the COVID-19 pandemic. Our exposure to emerging market countries is diversified.

›    Refer to the “Risk management and control” section of our Annual Report 2020 for more information

Operational risk

Operational resilience continues to be a focus area for us, as well as for regulators globally. We have a global program to enhance our operational-resilience capabilities, including addressing developing regulatory requirements.

Increases in the sophistication of cyberattacks and fraud are noted worldwide, especially with regard to ransomware attacks. To date, our security controls, regular communications to help employees to stay alert to cyber threats while working remotely, and enhanced monitoring of cyber threats have been effective. No cybersecurity incidents had a material effect on our operations during 2021.

Our response to the COVID-19 pandemic has relied upon our business continuity management and operational risk processes. They have enabled us to: maintain stable operations while complying with governmental measures to contain COVID-19; continue to serve our clients without material impact; and support the safety and well-being of our staff.

Hybrid working arrangements can lead to increased conduct risk, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions and increased information security risks. We have implemented additional monitoring and supervision intended to mitigate these risks. In addition, as we move to a post-pandemic environment, changes to the work environment, including permanent hybrid and the introduction of agile ways of working, may introduce new challenges for supervision and monitoring.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. We maintain a conduct risk framework across our activities, which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.

We are continuing our efforts regarding innovation and digitalization to create value for our clients. As part of the resulting transformation, we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight, with the aim of mitigating any new risks introduced, including those related to data ethics.

Competition to find new business opportunities across the financial services industry, both for firms and for customers, is increasing. Thus suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for UBS and for the industry as a whole, as low interest rates, market volatility and major legislative change programs (such as the Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the Markets in Financial Instruments Directive II (MiFID II) in the EU) all significantly impact the industry and require adjustments to control processes on a geographically aligned basis. We regularly monitor our suitability, product and conflicts-of-interest control frameworks to assess whether they are reasonably designed to facilitate adherence to applicable laws and regulatory expectations.

Cross-border risk remains an area of regulatory attention for global financial institutions, with a strong focus on fiscal transparency, as well as market access, particularly third-country market access into the European Economic Area (the EEA). There is also an ongoing high level of attention regarding the risk that tax authorities may, on the basis of new interpretations of existing law, seek to impose taxation based on the existence of a permanent establishment. We maintain a series of controls designed to address these risks.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Financial crime, including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption, continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues. An effective financial crime prevention program therefore remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, and geopolitical volatility makes the sanctions landscape more complex, as new or novel sanctions may be imposed that require complex implementation in a short time frame, as evidenced by the existing and potential new sanctions arising from the Russia–Ukraine situation. New risks continue to emerge, such as virtual currencies and related activities or investments.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 relating to our US branch know-your-client (KYC) and anti-money-laundering (AML) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all our US legal entities. We introduced significant improvements to the framework between 2019 and 2021 and are continuing to implement these. We believe they will yield the planned enhancements to our AML controls.

We continued to focus on strategic enhancements to our global AML / KYC and sanctions programs to address evolving risk profiles and regulatory expectations, including the exploration of new technologies and more sophisticated monitoring.

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework. Additional changes to capital requirements in 2021 are provided on the next page.

Additional regulatory disclosures for UBS Group AG on a consolidated basis will be provided in our 31 December 2021 Pillar 3 report. The Pillar 3 report also includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 December 2021 and will be available as of 7 March 2022 under “Pillar 3 disclosures” at ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the combined UBS Group AG and UBS AG Annual Report 2021, which will be available as of 7 March 2022 under “Annual reporting” at ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB requirements and information

We are subject to the going and gone concern requirements of the Swiss Capital Adequacy Ordinance that include the too-big-to-fail provisions applicable to Swiss SRBs. Information about the Swiss SRB capital framework, and about Swiss SRB going and gone concern requirements, is provided under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020.

Effective from the third quarter of 2021, the applicable market share add-on requirements increased from 0.36% to 0.72% for risk-weighted asset (RWA) and from 0.125% to 0.25% for leverage ratio denominator (LRD) purposes. These add-on requirements remained unchanged in the fourth quarter of 2021.

Additionally, based on the actions we completed up to December 2020 to improve resolvability, the Swiss Financial Market Supervisory Authority (FINMA) granted an increase of the rebate on the gone concern requirement from 47.5% to 55.0% of the maximum rebate, effective from 1 July 2021. The capital benefit from this higher rebate is offset by the aforementioned increase in market share add-on requirements and a lower usage of low-trigger tier 2 capital instruments to fulfill gone concern requirements, as one of the instruments ceased to be eligible in the third quarter of 2021 as it had less than one year to maturity.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis, which will be detailed in our 31 December 2021 Pillar 3 report, which will be available as of 7 March 2022 under “Pillar 3 disclosures” at ubs.com/investors.

The table on the next page provides the RWA- and LRD-based requirements and information as of 31 December 2021.

Swiss SRB going and gone concern requirements and information
As of 31.12.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	43,281	5.00[1]	53,443
Common equity tier 1 capital	10.02	30,286	3.50[2]	37,410
of which: minimum capital	4.50	13,599	1.50	16,033
of which: buffer capital	5.50	16,621	2.00	21,377
of which: countercyclical buffer	0.02	66
Maximum additional tier 1 capital	4.30	12,995	1.50	16,033
of which: additional tier 1 capital	3.50	10,577	1.50	16,033
of which: additional tier 1 buffer capital	0.80	2,418

Eligible going concern capital
Total going concern capital	20.02	60,488	5.66	60,488
Common equity tier 1 capital	14.98	45,281	4.24	45,281
Total loss-absorbing additional tier 1 capital[3]	5.03	15,207	1.42	15,207
of which: high-trigger loss-absorbing additional tier 1 capital	4.23	12,783	1.20	12,783
of which: low-trigger loss-absorbing additional tier 1 capital	0.80	2,425	0.23	2,425

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.74	32,444	3.78	40,388
of which: base requirement[5]	12.86	38,864	4.50	48,099
of which: additional requirement for market share and LRD	1.44	4,352	0.50	5,344
of which: applicable reduction on requirements	(3.56)	(10,772)	(1.22)	(13,056)
of which: rebate granted (equivalent to 55% of maximum rebate)	(3.14)	(9,474)	(1.10)	(11,757)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.43)	(1,298)	(0.12)	(1,298)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.65	44,264	4.14	44,264
Total tier 2 capital	1.04	3,144	0.29	3,144
of which: low-trigger loss-absorbing tier 2 capital	0.86	2,596	0.24	2,596
of which: non-Basel III-compliant tier 2 capital	0.18	547	0.05	547
TLAC-eligible senior unsecured debt	13.61	41,120	3.85	41,120

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.06	75,725	8.78	93,831
Eligible total loss-absorbing capacity	34.66	104,752	9.80	104,752

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		302,209
Leverage ratio denominator				1,068,862

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.7 percentage points for the RWA-based requirement of 14.3% and 2.0 percentage points for the LRD-based requirement of 5.0%.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and requirements that are discussed on the previous pages.

Swiss SRB going and gone concern information
USD million, except where indicated	31.12.21	30.9.21	31.12.20

Eligible going concern capital
Total going concern capital	60,488	60,369	56,178
Total tier 1 capital	60,488	60,369	56,178
Common equity tier 1 capital	45,281	45,022	39,890
Total loss-absorbing additional tier 1 capital	15,207	15,347	16,288
of which: high-trigger loss-absorbing additional tier 1 capital	12,783	12,874	13,711
of which: low-trigger loss-absorbing additional tier 1 capital	2,425	2,473	2,577

Eligible gone concern capital
Total gone concern loss-absorbing capacity	44,264	42,428	45,545
Total tier 2 capital	3,144	3,185	7,744
of which: low-trigger loss-absorbing tier 2 capital	2,596	2,638	7,201
of which: non-Basel III-compliant tier 2 capital	547	548	543
TLAC-eligible senior unsecured debt	41,120	39,242	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	104,752	102,796	101,722

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	302,209	302,426	289,101
Leverage ratio denominator	1,068,862	1,044,916	1,037,150[1]

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.0	20.0	19.4
of which: common equity tier 1 capital ratio	15.0	14.9	13.8
Gone concern loss-absorbing capacity ratio	14.6	14.0	15.8
Total loss-absorbing capacity ratio	34.7	34.0	35.2

Leverage ratios (%)[1]
Going concern leverage ratio	5.7	5.8	5.4
of which: common equity tier 1 leverage ratio	4.24	4.31	3.85
Gone concern leverage ratio	4.1	4.1	4.4
Total loss-absorbing capacity leverage ratio	9.8	9.8	9.8

1 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” and “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Capital, liquidity and funding, and balance sheet” sections of our Annual Report 2020 for more information.

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) increased by USD 2.0 billion to USD 104.8 billion in the fourth quarter of 2021.

Going concern capital and movement

Our going concern capital increased by USD 0.1 billion to USD 60.5 billion. Our common equity tier 1 (CET1) capital increased by USD 0.3 billion to USD 45.3 billion, mainly reflecting operating profit before tax of USD 1.7 billion, USD 0.2 billion higher eligible deferred tax assets on temporary differences and positive foreign currency translation effects of USD 0.1 billion, partly offset by dividend accruals of USD 0.7 billion, share repurchases of USD 0.6 billion and current tax expenses of USD 0.4 billion.

Our additional tier 1 (AT1) capital decreased by USD 0.1 billion to USD 15.2 billion, reflecting the effects from interest rate risk hedges and foreign currency translation. On 13 January 2022, we announced that we will redeem an AT1 capital instrument on 21 February 2022 (ISIN CH0271428309, with a nominal amount of EUR 1.0 billion, issued on 19 February 2015). This instrument remained eligible as AT1 capital as of 31 December 2021.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 1.8 billion to USD 44.3 billion, mainly due to four new issuances of TLAC-eligible senior unsecured debt denominated in euro, pounds sterling and Swiss francs amounting to USD 3.8 billion equivalent, partly offset by a USD 1.4 billion equivalent TLAC-eligible senior unsecured debt that ceased to be eligible as it had less than one year to maturity, and effects from interest rate risk hedges.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.1 percentage points to 15.0%, mainly reflecting a USD 0.3 billion increase in CET1 capital.

Our CET1 leverage ratio decreased from 4.31% to 4.24%, reflecting a USD 24 billion increase in LRD that was partly offset by a USD 0.3 billion increase in CET1 capital.

Our gone concern loss-absorbing capacity ratio increased from 14.0% to 14.6%, mainly due to the increase in gone concern loss-absorbing capacity of USD 1.8 billion.

Our gone concern leverage ratio was unchanged at 4.1%, as the aforementioned increase in gone concern loss-absorbing capacity was offset by the increase in LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.12.21	30.9.21	31.12.20
Total IFRS equity	61,002	60,552	59,765
Equity attributable to non-controlling interests	(340)	(333)	(319)
Defined benefit plans, net of tax	(270)	(146)	(41)
Deferred tax assets recognized for tax loss carry-forwards	(4,565)	(4,813)	(5,617)
Deferred tax assets on temporary differences, excess over threshold	(49)		(5)
Goodwill, net of tax[1]	(5,838)	(5,854)	(6,319)
Intangible assets, net of tax	(180)	(185)	(296)
Compensation-related components (not recognized in net profit)	(1,700)	(1,777)	(1,349)
Expected losses on advanced internal ratings-based portfolio less provisions	(482)	(479)	(330)
Unrealized (gains) / losses from cash flow hedges, net of tax	(628)	(1,044)	(2,321)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	315	371	382
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(50)	(47)	(45)
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(68)	(88)	(152)
Prudential valuation adjustments	(167)	(147)	(150)
Accruals for dividends to shareholders for 2020			(1,314)
Capital reserve for potential share repurchases			(2,000)
Other[2]	(1,699)	(990)	0
Total common equity tier 1 capital	45,281	45,022	39,890

1 Includes goodwill related to significant investments in financial institutions of USD 22 million as of 31 December 2021 (30 September 2021: USD 21 million; 31 December 2020: USD 413 million) presented on the balance sheet line Investments in associates.    2 Includes dividend accruals for the current year and other items.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 30.9.21	45,022
Operating profit before tax	1,729
Current tax (expense) / benefit	(365)
Deferred tax assets on temporary differences	211
Share repurchase program	(600)
Other[1]	(716)
Common equity tier 1 capital as of 31.12.21	45,281
Loss-absorbing additional tier 1 capital as of 30.9.21	15,347
Interest rate risk hedge, foreign currency translation and other effects	(140)
Loss-absorbing additional tier 1 capital as of 31.12.21	15,207
Total going concern capital as of 30.9.21	60,369
Total going concern capital as of 31.12.21	60,488

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.21	3,185
Interest rate risk hedge, foreign currency translation and other effects	(42)
Tier 2 capital as of 31.12.21	3,144
TLAC-eligible senior unsecured debt as of 30.9.21	39,242
Issuance of TLAC-eligible senior unsecured debt	3,843
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year	(1,451)
Interest rate risk hedge, foreign currency translation and other effects	(514)
TLAC-eligible senior unsecured debt as of 31.12.21	41,120
Total gone concern loss-absorbing capacity as of 30.9.21	42,428
Total gone concern loss-absorbing capacity as of 31.12.21	44,264

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.21	102,796
Total loss-absorbing capacity as of 31.12.21	104,752
1 Includes movements related to dividend accruals for the current year and other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 13 billion and our CET1 capital by USD 1.4  billion as of 31 December 2021 (30 September 2021: USD 13 billion and USD 1.4 billion, respectively) and decreased our CET1 capital ratio 15 basis points (30 September 2021: 16 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 11 billion and our CET1 capital by USD 1.3  billion (30 September 2021: USD 12 billion and USD 1.3 billion, respectively) and increased our CET1 capital ratio 14 basis points (30 September 2021: 16 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 63 billion as of 31 December 2021 (30 September 2021: USD 62 billion) and decreased our Swiss SRB going concern leverage ratio 15 basis points (30 September 2021: 16 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 57 billion (30 September 2021: USD 56 billion) and increased our Swiss SRB going concern leverage ratio 16 basis points (30 September 2021: 16 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›    Refer to “Active management of sensitivity to currency movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we apply when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.0 billion as of 31 December 2021. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›    Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2020 for more information

›    Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets

During the fourth quarter of 2021, RWA decreased slightly, by USD 0.2 billion, to USD 302.2 billion, as decreases from asset size and other movements of USD 2.7 billion and regulatory add-ons of USD 1.2 billion were almost entirely offset by increases from model updates of USD 2.7 billion and currency effects of USD 1.0 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 30.9.21	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.12.21
Credit and counterparty credit risk[2]	189.0	0.9		1.7	1.2	(2.7)	190.1
Non-counterparty-related risk[3]	23.6	0.1				0.5	24.3
Market risk	14.0			0.0	(2.4) [4]	(0.5)	11.1
Operational risk	75.8			1.0			76.7
Total	302.4	1.0		2.7	(1.2)	(2.7)	302.2

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our 31 December 2021 Pillar 3 report, which will be available as of 7 March 2022 under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.    4 As of 31 December 2021, the regulatory add-on related to time decay was USD 3.5 billion (USD 5.5 billion as of 30 September 2021).

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 1.1 billion to USD 190.1 billion as of 31 December 2021. The increase included USD 0.9 billion of currency effects.

Asset size and other movements resulted in a USD 2.7 billion decrease in RWA.

–     Investment Bank RWA decreased by USD 1.6 billion, mainly driven by lower RWA from derivatives and SFTs, primarily due to lower levels of client activity, partly offset by an increase in loans.

–     Asset Management RWA decreased by USD 0.5 billion, primarily driven by lower RWA from investments in funds.

–     Group Functions RWA decreased by USD 0.5 billion, mainly due to lower RWA from derivatives and nostro accounts.

–     Personal & Corporate Banking RWA decreased by USD 0.4 billion, mainly driven by lower RWA from derivatives.

–     Global Wealth Management RWA increased by USD 0.3 billion, mainly due to an increase in loans.

Regulatory add-ons drove a USD 1.2 billion increase in RWA in the fourth quarter of 2021, which was related to prime brokerage clients.

The fourth quarter of 2021 also included an RWA increase of USD 1.7 billion from model updates, primarily due to a USD 0.7 billion quarterly phase-in impact for structured margin loans and similar products in Global Wealth Management, as well as a USD 0.5 billion quarterly phase-in impact of new probability of default (PD) and loss given default (LGD) models for the mortgage portfolio in the US and USD 0.3 billion related to an enhancement of the guarantee framework in Personal & Corporate Banking.

We expect that further methodology changes, model updates and regulatory add-ons will increase credit and counterparty credit risk RWA by around USD 2 billion in the first quarter of 2022.

The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

›    Refer to the “Risk management and control” section of this report and our 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2020 for more information

Market risk

Market risk RWA decreased by USD 3.0 billion to USD 11.1 billion in the fourth quarter of 2021, mainly due to a USD 2.4 billion decrease in regulatory add-ons primarily related to time decay and a USD 0.5 billion decrease from slightly lower average value-at-risk (VaR) levels in the Investment Bank’s Global Markets business. The integration of time decay into the regulatory VaR model is subject to further discussions between FINMA and UBS.

›    Refer to the “Risk management and control” section of this report and our 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2020 for more information

Operational risk

Operational risk RWA increased by USD 1.0 billion to USD 76.7 billion as of 31 December 2021, driven by the annual recalibration of the AMA model used for the calculation of operational risk capital. Allocations to the business divisions changed in the fourth quarter of 2021, as certain historical losses dropped out of the time window that is relevant for the internal allocation approach.

We are assessing the effect of the verdict in the French cross-border matter and the corresponding changes in provisions for litigation, regulatory and similar matters on operational risk RWA in consultation with FINMA. We expect to reflect additional operational risk RWA in the first quarter of 2022 with a potential single-digit billion US dollar operational risk RWA impact following completion of this assessment.

›    Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2020 for more information about the AMA model

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total RWA
	31.12.21
Credit and counterparty credit risk[1]	56.9	63.0	3.2	60.5	6.4	190.1
Non-counterparty-related risk[2]	6.2	2.0	0.6	3.5	12.0	24.3
Market risk	1.6	0.0	0.0	8.1	1.5	11.1
Operational risk	35.2	8.1	3.0	20.2	10.3	76.7
Total	99.8	73.2	6.9	92.2	30.1	302.2

	30.9.21
Credit and counterparty credit risk[1]	55.2	62.2	3.7	61.0	6.9	189.0
Non-counterparty-related risk[2]	6.2	2.0	0.6	3.4	11.4	23.6
Market risk	1.6	0.0	0.0	10.9	1.6	14.0
Operational risk	32.8	7.2	3.3	23.1	9.4	75.8
Total	95.7	71.4	7.6	98.5	29.3	302.4

	31.12.21 vs 30.9.21
Credit and counterparty credit risk[1]	1.7	0.9	(0.5)	(0.5)	(0.5)	1.1
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.0	0.6	0.6
Market risk	0.0	0.0	0.0	(2.9)	(0.1)	(3.0)
Operational risk	2.4	0.9	(0.3)	(3.0)	0.9	1.0
Total	4.1	1.8	(0.7)	(6.3)	0.9	(0.2)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2021: USD 11.4 billion; 30 September 2021: USD 10.8 billion), property, equipment, software and other items (31 December 2021: USD 12.9 billion; 30 September 2021: USD 12.8 billion).

Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator

During the fourth quarter of 2021, LRD increased by USD 24 billion to USD 1,069 billion, driven by asset size and other movements of USD 19 billion and currency effects of USD 5 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 30.9.21	Currency effects	Asset size and other	LRD as of 31.12.21
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	814.4	5.4	27.6	847.4
Derivative exposures	100.4	(0.4)	(9.1)	90.9
Securities financing transactions	110.3	(0.4)	(0.7)	109.2
Off-balance sheet items	31.3	0.1	1.3	32.8
Deduction items	(11.6)	0.0	0.1	(11.5)
Total	1,044.9	4.8	19.2	1,068.9

1 The exposures exclude derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures increased by USD 28 billion, mainly driven by higher central bank balances in Group Treasury and trading assets in the Investment Bank, as well as an increase in lending balances in Global Wealth Management.

Derivative exposures decreased by USD 9 billion, mainly reflecting lower client volumes and market-driven movements in the Investment Bank.

Off-balance sheet items increased by USD 1 billion, mainly due to loan commitments and guarantees in Global Wealth Management and Personal & Corporate Banking.

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Leverage ratio denominator by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.12.21
Total IFRS assets	395.2	225.4	25.6	346.4	124.5	1,117.2
Difference in scope of consolidation[1]	0.0	0.0	(21.5)	(0.1)	0.0	(21.6)
Less: derivative exposures and SFTs[2]	(25.9)	(11.8)	(0.1)	(159.2)	(51.2)	(248.2)
On-balance sheet exposures	369.3	213.6	4.1	187.1	73.3	847.4
Derivative exposures	5.8	1.4	0.0	79.0	4.7	90.9
Securities financing transactions	22.6	10.9	0.0	45.7	29.9	109.2
Off-balance sheet items	7.2	17.5	0.0	7.6	0.5	32.8
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.2)	(1.2)	(0.3)	(4.4)	(11.5)
Total	399.6	243.2	2.9	319.2	104.0	1,068.9

	30.9.21
Total IFRS assets	387.1	218.4	25.2	345.5	112.6	1,088.8
Difference in scope of consolidation[1]	(0.1)	0.0	(21.1)	(0.1)	0.1	(21.3)
Less: derivative exposures and SFTs[2]	(27.4)	(12.3)	(0.1)	(161.2)	(52.0)	(253.0)
On-balance sheet exposures	359.6	206.0	4.0	184.2	60.6	814.4
Derivative exposures	7.0	2.0	0.0	86.1	5.3	100.4
Securities financing transactions	23.5	11.0	0.1	46.8	28.9	110.3
Off-balance sheet items	6.6	16.7	0.0	7.7	0.3	31.3
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.2)	(1.2)	(0.2)	(4.7)	(11.6)
Total	391.3	235.6	2.8	324.6	90.5	1,044.9

	31.12.21 vs 30.9.21
Total IFRS assets	8.1	7.0	0.4	0.9	11.9	28.4
Difference in scope of consolidation[1]	0.1	0.0	(0.4)	0.0	0.0	(0.3)
Less: derivative exposures and SFTs[2]	1.5	0.5	0.0	2.0	0.8	4.9
On-balance sheet exposures	9.7	7.5	0.1	2.9	12.7	33.0
Derivative exposures	(1.1)	(0.6)	0.0	(7.1)	(0.6)	(9.5)
Securities financing transactions	(0.9)	(0.1)	0.0	(1.1)	1.0	(1.1)
Off-balance sheet items	0.6	0.8	0.0	(0.1)	0.2	1.5
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	0.0	(0.1)	0.2	0.1
Total	8.3	7.6	0.0	(5.4)	13.5	23.9

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

We also allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on the advanced internal ratings-based portfolio, less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences in excess of the threshold, accruals for shareholder returns and unrealized gains from cash flow hedges.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the equity attribution framework

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended			For the year ended
USD billion	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20
Global Wealth Management	19.3	19.0	17.7	18.8	17.1
Personal & Corporate Banking	9.2	9.2	9.0	9.2	8.9
Asset Management	1.8	1.9	2.1	2.0	2.0
Investment Bank	13.2	12.7	12.6	13.0	12.6
Group Functions	16.8	16.8	18.0	16.3	17.4
of which: deferred tax assets[1]	5.5	5.8	6.5	5.9	6.7
of which: related to retained RWA and LRD[2,3]	3.2	3.2	3.5	3.2	3.4
of which: accruals for shareholder returns and others[4]	8.1	7.8	8.0	7.2	7.2
Average equity attributed to business divisions and Group Functions	60.4	59.5	59.4	59.3	57.8

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and that was granted by FINMA in connection with COVID-19 was not applied when calculating average attributed equity for the respective period in 2020. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    4 Includes attributed equity related to dividend accruals, share repurchase reserves built up in 2020, unrealized gains from cash flow hedges, and a balancing item for capital held in excess of the 12.5% / 3.75% capital and leverage ratio calibration thresholds for equity attribution.

Return on attributed equity[1]
	For the quarter ended			For the year ended
USD billion	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20
Global Wealth Management	11.6	31.9	19.5	25.4	23.6
Personal & Corporate Banking	15.9	20.8	15.6	18.9	14.2
Asset Management	74.6	46.3	74.9	51.8	74.2
Investment Bank	21.5	26.4	16.8	20.3	19.7
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Liquidity and funding management

Strategy, objectives and governance

This section provides liquidity and funding management information and should be read in conjunction with “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Liquidity coverage ratio
USD billion, except where indicated	Average 4Q21[1]	Average 3Q21[1]
High-quality liquid assets	228	231
Net cash outflows	147	147
Liquidity coverage ratio (%)[2]	155	157

1 Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021.    2 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Liquidity coverage ratio

The UBS Group quarterly average liquidity coverage ratio (LCR) decreased 2 percentage points to 155%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The average LCR decrease was driven by a decrease in average high-quality liquid assets of USD 3 billion to USD 228 billion, driven by matured unsecured debt issued. Average net cash outflows were unchanged at USD 147 billion.

›    Refer to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the LCR

Net stable funding ratio

As of 31 December 2021, our net stable funding ratio (NSFR) was 119%, an increase of 1 percentage point compared with our NSFR as of 30 September 2021. This reflected USD 19 billion higher available stable funding, mainly driven by an increase in customer deposits. Required stable funding increased by USD 15 billion, mainly reflecting higher loans to customers and trading assets.

The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA Circular 2015/2 “Liquidity risks – banks.” Our NSFR disclosure is based on the final regulation, which became effective on 1 July 2021.

›    Refer to the “Liquidity and funding management” section of our third quarter 2021 report and “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about our NSFR

Net stable funding ratio
USD billion, except where indicated	31.12.21	30.9.21
Available stable funding	578	559
Required stable funding	488	473
Net stable funding ratio (%)	119	118

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet and off-balance sheet

Strategy, objectives and governance

This section provides balance sheet and off-balance sheet information and should be read in conjunction with “Balance sheet and off-balance sheet” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about the Group’s balance sheet and off-balance sheet positions.

Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Balance sheet assets (31 December 2021 vs
30 September 2021)

Total assets increased by USD 28 billion to USD 1,117 billion as of 31 December 2021.

Cash and balances at central banks increased by USD 18 billion, mainly driven by higher customer deposits and net new issuances of long-term debt issued measured at amortized cost, partly offset by higher funding consumption by the Investment Bank. Lending assets increased by USD 6 billion, mainly in Personal & Corporate Banking, reflecting currency effects, and in Global Wealth Management, due to increases in Lombard loans and mortgage loans, mainly in the Americas. Trading portfolio assets increased by USD 5 billion, mainly due to higher inventory levels held to hedge client positions in our Financing business in the Investment Bank. Non-financial assets and financial assets for unit-linked investment contracts increased by USD 3 billion, mainly reflecting a reclassification of assets in Global Wealth Management as disposal groups held for sale in connection with the upcoming sales of our domestic wealth management business in Spain and UBS Swiss Financial Advisers AG, as well as market-driven increases from unit-linked investment contracts in Asset Management.

These increases were partly offset by a USD 4 billion decrease in derivatives and cash collateral receivables on derivative instruments, mainly reflecting net roll-offs of equity / index contracts, as well as market-driven movements in our Financing and Derivatives & Solutions businesses in the Investment Bank. Other financial assets measured at amortized cost and fair value decreased by USD 2 billion, mainly driven by client activity levels and related netting effects on securities financing transactions measured at fair value in Group Treasury.

Assets
	As of		% change from
USD billion	31.12.21	30.9.21	30.9.21
Cash and balances at central banks	192.8	174.5	11
Lending[1]	413.2	406.7	2
Securities financing transactions at amortized cost	75.0	74.5	1
Trading portfolio[2]	130.8	125.5	4
Derivatives and cash collateral receivables on derivative instruments	148.7	152.8	(3)
Brokerage receivables	21.8	20.7	5
Other financial assets measured at amortized cost and fair value[3]	73.8	75.5	(2)
Non-financial assets and financial assets for unit-linked investment contracts	61.0	58.5	4
Total assets	1,117.2	1,088.8	3

1 Consists of loans and advances to customers and banks.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Balance sheet liabilities (31 December 2021 vs 30 September 2021)

Total liabilities increased by USD 28 billion to USD 1,056 billion as of 31 December 2021.

Customer deposits increased by USD 24 billion, reflecting higher levels of cash held by clients, mainly in Global Wealth Management in the Americas, as well as currency effects. Short-term borrowings increased by USD 4 billion, mainly driven by net issuances of commercial paper in Group Treasury. Non-financial liabilities and financial liabilities related to unit-linked investment contracts increased by USD 3 billion, mainly reflecting a reclassification of liabilities in Global Wealth Management as disposal groups held for sale in connection with the upcoming sales of our domestic wealth management business in Spain and UBS Swiss Financial Advisers AG, an increase in provisions for litigation, regulatory and similar matters, and market-driven increases from unit-linked investment contracts in Asset Management. Debt issued designated at fair value and long-term debt issued measured at amortized cost increased by USD 3 billion, mainly driven by net new issuances of debt measured at fair value in our Derivatives & Solutions business in the Investment Bank.

These increases were partly offset by a USD 3 billion decrease in trading portfolio liabilities, mainly reflecting a reduction in short positions previously held to hedge client positions in our Financing business in the Investment Bank. Brokerage payables decreased by USD 2 billion, mainly in the Financing business of the Investment Bank, with growth in lending increasing netting effects.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

Equity (31 December 2021 vs 30 September 2021)

Equity attributable to shareholders increased by USD 443 million to USD 60,662 million as of 31 December 2021.

This increase of USD 443 million was mainly driven by total comprehensive income attributable to shareholders of positive USD 1,171 million, reflecting net profit of USD 1,348 million and negative other comprehensive income (OCI) of USD 177 million. OCI mainly included negative cash flow hedge OCI of USD 421 million, negative OCI related to debt instruments measured at fair value through OCI of USD 37 million, positive defined benefit plan OCI of USD 124 million, positive OCI related to foreign currency translation of USD 111 million and positive OCI related to own credit of USD 55 million. In addition, share premium increased by USD 100 million, mainly reflecting an increase of USD 142 million related to the amortization of deferred share-based compensation awards.

These increases were partly offset by net treasury share activity, which decreased equity by USD 828 million. This was mainly due to repurchases of USD 600 million of shares under our 2021–2024 share repurchase program and the purchase of USD 219 million of shares from the market to hedge future share delivery obligations related to employee share-based compensation awards.

›    Refer to the “Group performance” and “Consolidated financial information” sections of this report for more information

›    Refer to the “Share information and earnings per share” section of this report for more information about the 2021–2024 share repurchase program

Liabilities and equity
	As of		% change from
USD billion	31.12.21	30.9.21	30.9.21
Short-term borrowings[1]	56.2	51.8	9
Securities financing transactions at amortized cost	5.5	5.3	5
Customer deposits	542.0	517.7	5
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	169.9	167.1	2
Trading portfolio[3]	31.7	34.6	(9)
Derivatives and cash collateral payables on derivative instruments	153.1	154.2	(1)
Brokerage payables	44.0	45.6	(3)
Other financial liabilities measured at amortized cost and fair value[4]	17.6	18.7	(6)
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	36.1	33.2	9
Total liabilities	1,056.2	1,028.2	3
Share capital	0.3	0.3	0
Share premium	15.9	15.8	1
Treasury shares	(4.7)	(3.8)	22
Retained earnings	43.9	42.3	4
Other comprehensive income[5]	5.2	5.6	(6)
Total equity attributable to shareholders	60.7	60.2	1
Equity attributable to non-controlling interests	0.3	0.3	2
Total equity	61.0	60.6	1
Total liabilities and equity	1,117.2	1,088.8	3

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Off-balance sheet (31 December 2021 vs
30 September 2021)

Guarantees increased by USD 2 billion, mainly in Group Treasury, and in Personal & Corporate Banking, related to guarantees issued to corporate clients. Loan commitments increased by USD 1 billion, predominantly due to higher irrevocable credit lines to corporate clients in Personal & Corporate Banking. Committed unconditionally revocable credit lines increased by USD 2 billion, mainly in the Corporate & Institutional Clients business in Personal & Corporate Banking and in Global Wealth Management in EMEA. Forward starting reverse repurchase agreements decreased by USD 2 billion, primarily in Group Treasury, reflecting fluctuations in business division activity in short-dated securities financing transactions. Forward starting repurchase agreements were stable during the fourth quarter of 2021.

Off-balance sheet
	As of		% change from
USD billion	31.12.21	30.9.21	30.9.21
Guarantees[1,2]	18.9	17.2	10
Loan commitments[1,3]	39.5	38.1	4
Committed unconditionally revocable credit lines	40.8	39.1	4
Forward starting reverse repurchase agreements[3]	1.4	3.7	(61)
Forward starting repurchase agreements[3]	1.0	0.8	35

1 Guarantees and loan commitments are shown net of sub-participations.    2 Includes guarantees measured at fair value through profit or loss.    3 Derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are not included.

Share information and earnings per share

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a nominal value of CHF 0.10 per share. Shares issued were unchanged in the fourth quarter of 2021.

We held 303 million shares as of 31 December 2021, of which 153 million shares were acquired under our 2021–2024 share repurchase program for cancelation purposes. The remaining 150 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held increased by 46 million shares in the fourth quarter of 2021. This largely reflected repurchases of 33.4 million shares under our 2021–2024 program and the purchase of 12.4 million shares from the market to hedge future share delivery obligations related to employee share-based compensation awards.

Shares acquired under our 2021–2024 program totaled 153 million as of 31 December 2021 for a total acquisition cost of CHF 2,294 million (USD 2,500 million).

›    Refer to the “Recent developments” section of this report for more information about capital returns in connection with share repurchase programs

›    Refer to the “Return on equity” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

	As of or for the quarter ended			As of or for the year ended
	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20

Basic and diluted earnings (USD million)
Net profit / (loss) attributable to shareholders for basic EPS	1,348	2,279	1,636	7,457	6,557
Less: (profit) / loss on own equity derivative contracts	0	0	0	0	(1)
Net profit / (loss) attributable to shareholders for diluted EPS	1,348	2,279	1,636	7,457	6,556

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,427,381,797	3,463,572,205	3,568,989,134	3,482,963,682	3,583,176,189
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	146,571,659	141,509,280	145,097,302	144,277,693	123,852,137
Weighted average shares outstanding for diluted EPS	3,573,953,456	3,605,081,485	3,714,086,436	3,627,241,375	3,707,028,326

Earnings per share
Basic earnings per share (USD)	0.39	0.66	0.46	2.14	1.83
Basic earnings per share (CHF)[3]	0.36	0.60	0.41	1.96	1.71
Diluted earnings per share (USD)	0.38	0.63	0.44	2.06	1.77
Diluted earnings per share (CHF)[3]	0.35	0.58	0.40	1.88	1.65

Shares outstanding and potentially dilutive instruments
Shares issued	3,702,422,995	3,702,422,995	3,859,055,395	3,702,422,995	3,859,055,395
Treasury shares[4]	302,815,328	256,853,565	307,477,002	302,815,328	307,477,002
of which: related to share repurchase program 2018–2021			148,975,800		148,975,800
of which: related to share repurchase program 2021–2024	152,596,273	119,201,773		152,596,273
Shares outstanding	3,399,607,667	3,445,569,430	3,551,578,393	3,399,607,667	3,551,578,393
Potentially dilutive instruments[5]	12,056,662	14,796,870	14,326,517	12,439,996	13,951,517

Other key figures
Total book value per share (USD)	17.84	17.48	16.74	17.84	16.74
Tangible book value per share (USD)	15.97	15.62	14.91	15.97	14.91
Share price (USD)[6]	18.01	16.09	14.08	18.01	14.08
Market capitalization (USD million)	61,230	55,423	50,013	61,230	50,013

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    4 Based on a settlement date view.    5 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts and equity-based awards subject to absolute and relative performance conditions.    6 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial information

Unaudited

Information in this section is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing this financial information, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2020, except for the changes described in “Note 1 Basis of accounting and other financial reporting effects” in the “Consolidated financial statements” section of the first, second and third quarter 2021 reports, and in the “Recent developments” section of this report. The financial information presented is unaudited and does not constitute financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

UBS Group AG interim consolidated financial information (unaudited)

UBS Group AG interim consolidated financial information (unaudited)

Income statement
	For the quarter ended			For the year ended
USD million	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,152	2,178	2,111	8,533	8,810
Interest expense from financial instruments measured at amortized cost	(768)	(822)	(857)	(3,259)	(4,247)
Net interest income from financial instruments measured at fair value through profit or loss	387	338	368	1,431	1,299
Net interest income	1,770	1,693	1,622	6,705	5,862
Other net income from financial instruments measured at fair value through profit or loss	1,365	1,697	1,453	5,850	6,960
Credit loss (expense) / release	27	14	(66)	148	(694)
Fee and commission income	6,042	6,119	5,543	24,372	20,961
Fee and commission expense	(513)	(510)	(459)	(1,985)	(1,775)
Net fee and commission income	5,529	5,610	5,084	22,387	19,186
Other income	40	115	24	452	1,076
Total operating income	8,732	9,128	8,117	35,542	32,390
Personnel expenses	4,216	4,598	3,989	18,387	17,224
General and administrative expenses	2,212	1,148	1,515	5,553	4,885
Depreciation, amortization and impairment of non-financial assets	574	518	627	2,118	2,126
Total operating expenses	7,003	6,264	6,132	26,058	24,235
Operating profit / (loss) before tax	1,729	2,865	1,985	9,484	8,155
Tax expense / (benefit)	370	576	341	1,998	1,583
Net profit / (loss)	1,359	2,289	1,645	7,486	6,572
Net profit / (loss) attributable to non-controlling interests	11	9	9	29	15
Net profit / (loss) attributable to shareholders	1,348	2,279	1,636	7,457	6,557

Earnings per share (USD)
Basic	0.39	0.66	0.46	2.14	1.83
Diluted	0.38	0.63	0.44	2.06	1.77

Statement of comprehensive income
	For the quarter ended			For the year ended
USD million	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20

Comprehensive income attributable to shareholders[1]
Net profit / (loss)	1,348	2,279	1,636	7,457	6,557
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	315	(392)	1,143	(1,076)	2,103
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(183)	175	(539)	498	(936)
Foreign currency translation differences on foreign operations reclassified to the income statement	0	7	0	(2)	(7)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	3	0	0	10	2
Income tax relating to foreign currency translations, including the impact of net investment hedges	(24)	53	(52)	35	(67)
Subtotal foreign currency translation, net of tax	111	(156)	552	(535)	1,095
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(49)	(44)	0	(203)	223
Net realized gains / (losses) reclassified to the income statement from equity	0	0	(3)	(9)	(40)
Income tax relating to net unrealized gains / (losses)	13	11	3	55	(48)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(37)	(33)	0	(157)	136
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(250)	(112)	(191)	(992)	2,012
Net (gains) / losses reclassified to the income statement from equity	(269)	(282)	(256)	(1,073)	(770)
Income tax relating to cash flow hedges	98	77	87	390	(231)
Subtotal cash flow hedges, net of tax	(421)	(316)	(360)	(1,675)	1,011
Cost of hedging
Cost of hedging, before tax	(14)	5	(1)	(32)	(13)
Income tax relating to cost of hedging	6	0	0	6	0
Subtotal cost of hedging, net of tax	(8)	5	(1)	(26)	(13)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(355)	(500)	191	(2,393)	2,230

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	149	10	37	2	(327)
Income tax relating to defined benefit plans	(25)	(9)	49	(7)	109
Subtotal defined benefit plans, net of tax	124	2	86	(5)	(218)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	55	(98)	(211)	46	(293)
Income tax relating to own credit on financial liabilities designated at fair value	0	0	0	0	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	55	(98)	(211)	46	(293)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	178	(96)	(126)	42	(511)

Total other comprehensive income	(177)	(596)	65	(2,351)	1,719
Total comprehensive income attributable to shareholders	1,171	1,683	1,701	5,106	8,276

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	11	9	9	29	15
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(4)	(14)	18	(16)	21
Total comprehensive income attributable to non-controlling interests	7	(5)	27	13	36

Total comprehensive income
Net profit / (loss)	1,359	2,289	1,645	7,486	6,572
Other comprehensive income	(181)	(610)	83	(2,367)	1,740
of which: other comprehensive income that may be reclassified to the income statement	(355)	(500)	191	(2,393)	2,230
of which: other comprehensive income that will not be reclassified to the income statement	175	(110)	(108)	26	(490)
Total comprehensive income	1,178	1,678	1,728	5,119	8,312
1 Refer to the “Group performance” section of this report for more information.

UBS Group AG interim consolidated financial information (unaudited)

Balance sheet
USD million	31.12.21	30.9.21	31.12.20

Assets
Cash and balances at central banks	192,817	174,478	158,231
Loans and advances to banks	15,480	16,378	15,444
Receivables from securities financing transactions	75,012	74,476	74,210
Cash collateral receivables on derivative instruments	30,514	31,654	32,737
Loans and advances to customers	397,761	390,369	379,528
Other financial assets measured at amortized cost	26,209	27,082	27,194
Total financial assets measured at amortized cost	737,794	714,437	687,345
Financial assets at fair value held for trading	130,821	125,471	125,397
of which: assets pledged as collateral that may be sold or repledged by counterparties	43,397	47,683	47,098
Derivative financial instruments	118,142	121,189	159,617
Brokerage receivables	21,839	20,746	24,659
Financial assets at fair value not held for trading	60,080	60,799	80,364
Total financial assets measured at fair value through profit or loss	330,882	328,205	390,037
Financial assets measured at fair value through other comprehensive income	8,844	8,397	8,258
Investments in associates	1,243	1,188	1,557
Property, equipment and software	12,888	12,827	13,109
Goodwill and intangible assets	6,378	6,401	6,480
Deferred tax assets	8,876	8,830	9,212
Other non-financial assets	10,277	8,489	9,768
Total assets	1,117,182	1,088,773	1,125,765

Liabilities
Amounts due to banks	13,101	13,292	11,050
Payables from securities financing transactions	5,533	5,256	6,321
Cash collateral payables on derivative instruments	31,798	33,062	37,312
Customer deposits	542,007	517,697	524,605
Debt issued measured at amortized cost	139,155	133,662	139,232
Other financial liabilities measured at amortized cost	9,001	9,569	9,729
Total financial liabilities measured at amortized cost	740,595	712,537	728,250
Financial liabilities at fair value held for trading	31,688	34,650	33,595
Derivative financial instruments	121,309	121,162	161,102
Brokerage payables designated at fair value	44,045	45,557	38,742
Debt issued designated at fair value	73,799	71,898	61,243
Other financial liabilities designated at fair value	30,074	30,248	30,387
Total financial liabilities measured at fair value through profit or loss	300,916	303,515	325,069
Provisions	3,518	2,810	2,828
Other non-financial liabilities	11,151	9,359	9,854
Total liabilities	1,056,180	1,028,221	1,066,000

Equity
Share capital	322	322	338
Share premium	15,928	15,828	16,753
Treasury shares	(4,675)	(3,847)	(4,068)
Retained earnings	43,851	42,330	38,776
Other comprehensive income recognized directly in equity, net of tax	5,236	5,586	7,647
Equity attributable to shareholders	60,662	60,219	59,445
Equity attributable to non-controlling interests	340	333	319
Total equity	61,002	60,552	59,765
Total liabilities and equity	1,117,182	1,088,773	1,125,765

Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.12.21	30.9.21	31.12.20
Provisions other than provisions for expected credit losses	3,322	2,607	2,571
Provisions for expected credit losses	196	203	257
Total provisions	3,518	2,810	2,828

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2020	2,135	72	363	2,571
Balance as of 30 September 2021	2,084	170	352	2,607
Increase in provisions recognized in the income statement	856	78	25	959
Release of provisions recognized in the income statement	(30)	(14)	(18)	(62)
Provisions used in conformity with designated purpose	(101)	(64)	(17)	(181)
Capitalized reinstatement costs	0	0	4	4
Foreign currency translation / unwind of discount	(12)	1	6	(5)
Balance as of 31 December 2021	2,798	172	352	3,322

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Includes personnel-related restructuring provisions of USD 125 million as of 31 December 2021 (30 September 2021: USD 122 million; 31 December 2020: USD 18 million) and provisions for onerous contracts of USD 47 million as of 31 December 2021 (30 September 2021: USD 48 million; 31 December 2020: USD 49 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are used within a short period of time but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in part b). There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this disclosure may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in part a) above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2020	861	115	0	227	932	2,135
Balance as of 30 September 2021	765	98	8	275	938	2,084
Increase in provisions recognized in the income statement	709	83	0	39	24	856
Release of provisions recognized in the income statement	(29)	0	0	0	0	(30)
Provisions used in conformity with designated purpose	(98)	(1)	0	(2)	0	(101)
Foreign currency translation / unwind of discount	(9)	0	0	(3)	0	(12)
Balance as of 31 December 2021	1,338	181	8	310	962	2,798

1 Provisions, if any, for the matters described in items 3 and 4 of this disclosure are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 6 are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in item 5 are allocated between the Investment Bank and Group Functions.

Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

On 20 February 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75 million, the confiscation of EUR 1 billion, and awarded civil damages to the French state of EUR 800 million. The court also found UBS (France) SA guilty of the aiding and abetting of unlawful solicitation and ordered it to pay a fine of EUR 1.875 million. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The award of civil damages is payable upon request by the French state.

Our balance sheet at 31 December 2021 reflected provisions with respect to this matter in an amount of EUR 1.1 billion (USD 1.252 billion at 31 December 2021). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it was under formal investigation (“inculpé”) regarding the allegations of laundering of proceeds of tax fraud, banking and financial solicitation by unauthorized persons, and serious tax fraud. In November 2021, the Council Chamber approved a settlement with the Brussels Prosecution Office for EUR 49 million without recognition of guilt with regard to the allegations of banking and financial solicitation by unauthorized persons and serious tax fraud. The allegation of laundering of proceeds of tax fraud was dismissed.

Our balance sheet at 31 December 2021 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2021 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.4 billion, of which USD 3.1 billion have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2021, the parties reached an agreement to settle this matter for USD 15 million, subject to court approval.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. Defendants’ motions to dismiss were granted in two of the cases; those decisions are being appealed by the plaintiffs. In the third case, defendants’ motion to dismiss was denied, but on appeal that ruling was reversed and the motion to dismiss was granted.

Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2021 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In December 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in September 2021.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021 and plaintiffs and the remaining defendants have moved for reconsideration.

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR – In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. Plaintiffs filed an amended complaint in October 2021, which defendants have moved to dismiss.

BBSW – In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021.

GBP LIBOR – The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint was granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172 million. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2021 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2021 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Information for UBS AG consolidated does not differ materially from UBS Group AG on a consolidated basis.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–     Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not in those of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the consolidated financial statements of UBS AG, but are eliminated in the consolidated financial statements of UBS Group AG. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–     The equity of UBS Group AG consolidated was USD 2.6 billion higher than the equity of UBS AG consolidated as of 31 December 2021. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the consolidated financial statements of UBS Group AG, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–     The going concern capital of UBS Group AG consolidated was USD 5.1 billion higher than the going concern capital of UBS AG consolidated as of 31 December 2021, reflecting higher common equity tier 1 (CET1) capital of USD 3.7 billion and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.4 billion.

–     The CET1 capital of UBS Group AG consolidated was USD 3.7 billion higher than that of UBS AG consolidated as of 31 December 2021. The higher CET1 capital of UBS Group AG consolidated was primarily due to higher UBS Group AG consolidated IFRS equity of USD 2.6 billion, as described above, and lower UBS Group AG accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–     The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.4 billion higher than that of UBS AG consolidated as of 31 December 2021, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2016 to 2020, partly offset by two loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

UBS Group AG interim consolidated financial information (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.12.21
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	8,732	8,846	(114)
Operating expenses	7,003	7,227	(224)
Operating profit / (loss) before tax	1,729	1,619	109
of which: Global Wealth Management	563	541	22
of which: Personal & Corporate Banking	365	362	3
of which: Asset Management	334	328	6
of which: Investment Bank	713	710	3
of which: Group Functions	(246)	(321)	75
Net profit / (loss)	1,359	1,266	93
of which: net profit / (loss) attributable to shareholders	1,348	1,255	93
of which: net profit / (loss) attributable to non-controlling interests	11	11	0

Statement of comprehensive income
Other comprehensive income	(181)	(197)	16
of which: attributable to shareholders	(177)	(194)	16
of which: attributable to non-controlling interests	(4)	(4)	0
Total comprehensive income	1,178	1,069	109
of which: attributable to shareholders	1,171	1,062	109
of which: attributable to non-controlling interests	7	7	0

Balance sheet
Total assets	1,117,182	1,116,145	1,037
Total liabilities	1,056,180	1,057,702	(1,522)
Total equity	61,002	58,442	2,559
of which: equity attributable to shareholders	60,662	58,102	2,559
of which: equity attributable to non-controlling interests	340	340	0

Capital information
Common equity tier 1 capital	45,281	41,594	3,687
Going concern capital	60,488	55,434	5,054
Risk-weighted assets	302,209	299,005	3,204
Common equity tier 1 capital ratio (%)	15.0	13.9	1.1
Going concern capital ratio (%)	20.0	18.5	1.5
Total loss-absorbing capacity ratio (%)	34.7	33.3	1.3
Leverage ratio denominator	1,068,862	1,067,679	1,183
Common equity tier 1 leverage ratio (%)	4.24	3.90	0.34
Going concern leverage ratio (%)	5.7	5.2	0.5
Total loss-absorbing capacity leverage ratio (%)	9.8	9.3	0.5

As of or for the quarter ended 30.9.21			As of or for the quarter ended 31.12.20
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

9,128	9,224	(95)	8,117	8,220	(103)
6,264	6,512	(248)	6,132	6,324	(192)
2,865	2,712	152	1,985	1,896	89
1,516	1,500	16	864	855	9
478	479	(1)	353	353	(1)
214	214	0	401	401	0
837	833	4	529	528	1
(180)	(314)	134	(161)	(241)	79
2,289	2,163	125	1,645	1,572	73
2,279	2,154	125	1,636	1,563	73
9	9	0	9	9	0

(610)	(598)	(12)	83	54	29
(596)	(584)	(12)	65	36	29
(14)	(14)	0	18	18	0
1,678	1,565	113	1,728	1,626	102
1,683	1,570	113	1,701	1,599	102
(5)	(5)	0	27	27	0

1,088,773	1,088,246	528	1,125,765	1,125,327	438
1,028,221	1,030,828	(2,607)	1,066,000	1,067,254	(1,254)
60,552	57,418	3,134	59,765	58,073	1,691
60,219	57,085	3,134	59,445	57,754	1,691
333	333	0	319	319	0

45,022	41,356	3,665	39,890	38,181	1,709
60,369	55,334	5,035	56,178	52,610	3,567
302,426	299,612	2,814	289,101	286,743	2,358
14.9	13.8	1.1	13.8	13.3	0.5
20.0	18.5	1.5	19.4	18.3	1.1
34.0	32.6	1.4	35.2	34.2	1.0
1,044,916	1,044,438	479	1,037,150	1,036,771	379
4.31	3.96	0.35	3.85	3.68	0.16
5.8	5.3	0.5	5.4	5.1	0.3
9.8	9.4	0.5	9.8	9.5	0.3

UBS Group AG interim consolidated financial information (unaudited)

UBS AG consolidated key figures
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20
Results
Operating income	8,846	9,224	8,220	35,976	32,780
Operating expenses	7,227	6,512	6,324	27,012	25,081
Operating profit / (loss) before tax	1,619	2,712	1,896	8,964	7,699
Net profit / (loss) attributable to shareholders	1,255	2,154	1,563	7,032	6,196
Profitability and growth
Return on equity (%)	8.7	15.3	10.9	12.3	10.9
Return on tangible equity (%)	9.8	17.3	12.2	13.9	12.4
Return on common equity tier 1 capital (%)	12.1	21.1	16.3	17.6	16.6
Return on risk-weighted assets, gross (%)	11.8	12.5	11.7	12.3	11.9
Return on leverage ratio denominator, gross (%)[1]	3.3	3.5	3.3	3.4	3.4
Cost / income ratio (%)	81.9	70.7	76.3	75.4	74.9
Net profit growth (%)	(19.7)	6.8	151.3	13.5	56.3
Resources
Total assets	1,116,145	1,088,246	1,125,327	1,116,145	1,125,327
Equity attributable to shareholders	58,102	57,085	57,754	58,102	57,754
Common equity tier 1 capital[2]	41,594	41,356	38,181	41,594	38,181
Risk-weighted assets[2]	299,005	299,612	286,743	299,005	286,743
Common equity tier 1 capital ratio (%)[2]	13.9	13.8	13.3	13.9	13.3
Going concern capital ratio (%)[2]	18.5	18.5	18.3	18.5	18.3
Total loss-absorbing capacity ratio (%)[2]	33.3	32.6	34.2	33.3	34.2
Leverage ratio denominator[1,2]	1,067,679	1,044,438	1,036,771	1,067,679	1,036,771
Common equity tier 1 leverage ratio (%)[1,2]	3.90	3.96	3.68	3.90	3.68
Going concern leverage ratio (%)[1,2]	5.2	5.3	5.1	5.2	5.1
Total loss-absorbing capacity leverage ratio (%)[2]	9.3	9.4	9.5	9.3	9.5
Other
Invested assets (USD billion)[3]	4,596	4,432	4,187	4,596	4,187
Personnel (full-time equivalents)	47,067	47,293	47,546	47,067	47,546

1 Leverage ratio denominators and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended			For the year ended
	31.12.21	30.9.21	31.12.20	31.12.21	30.9.21	31.12.20	31.12.21	31.12.20
1 CHF	1.10	1.07	1.13	1.09	1.09	1.11	1.09	1.07
1 EUR	1.14	1.16	1.22	1.14	1.17	1.19	1.18	1.15
1 GBP	1.35	1.35	1.37	1.35	1.37	1.33	1.37	1.29
100 JPY	0.87	0.90	0.97	0.88	0.90	0.96	0.91	0.94

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter or a year represent an average of three month-end rates or an average of twelve month-end rates, respectively, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Appendix

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Client assets (USD and CHF) – P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release (annualized as applicable).	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee-generating assets (USD) – GWM

Calculated as the sum of discretionary and non-discretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment and mutual funds, including hedge funds and private markets, where we have a distribution agreement.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream.

APM label	Calculation	Information content
Fee-generating asset margin (bps) – GWM

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about loan volume in relation to invested assets.
Mobile Banking log-in share in Personal Banking (%) – P&C

Calculated as the number of Mobile Banking app
log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking. If a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use.

This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Net new business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C

Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.

This measure provides information about the growth of business volume as a result of net new business volume flows during a specific period.
Net new fee-generating assets (USD) – GWM

Calculated as the sum of the net amount of fee-generating assets inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients, during a specific period.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows and excludes movements due to market performance and foreign exchange translation.

Net new money (USD) – AM	Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.

Appendix

APM label	Calculation	Information content
Recurring net fee income (USD and CHF) – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Secured loan portfolio as a percentage of total loan portfolio, gross (%) – P&C	Calculated as secured loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of the secured loan portfolio in the total gross loan portfolio.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.

1  Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical capital buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

Euribor           Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government-sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                Interbank Offered Rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a German translation of selected sections of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in ..pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under
“UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The COVID-19 pandemic and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, including disruptions to global supply chains, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic, as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2020 and UBS’s First Quarter 2021 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Ralph Hamers _______________

Name:  Ralph Hamers

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Christopher Castello  ___________

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Kirt Gardner  _________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Christopher Castello              _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  February 1, 2022